                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February, 2003


                                ALTO PALERMO S.A.
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                          HIPOLITO YRIGOYEN 476, PISO 2
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                        Form 20-F  X        Form 40-F
                                  ---                 ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                Yes       No  X
                                    ---      ---

                    ALTO PALERMO S.A. (APSA) (THE "COMPANY")

                               REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on December 31, 2002.

                            ALTO PALERMO S.A. (APSA)









                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                            For the six-month periods
                        ended December 31, 2002 and 2001

Name of the Company:        ALTO PALERMO S.A. (APSA)

Corporate domicile:         Hipolito Yrigoyen 476 2(degrees)Floor - Buenos Aires

Principal activity:         Real estate investment and development


             Unaudited Financial Statements for the six-month period
                             ended December 31, 2002
               compared with the same period of the previous year
                   Fiscal year No. 113 beginning July 1, 2002
                      Expressed in constant Argentine Pesos
                 (See Note 1 of Unaudited Financial Statements)


            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:                   October 1, 1889

Of last amendment:                October 21, 1999


Registration number with the
Superintendence of Corporations: 511


Duration of the Company:          Until August 28, 2087

Information related to subsidiary companies is shown in Schedule C.


================================================================================
         CAPITAL COMPOSITION (NOTE 4 OF UNAUDITED FINANCIAL STATEMENTS)
--------------------------------------------------------------------------------
                                Authorized for
                                 Public Offer
                                      of          Subscribed        Paid up
         Type of stock              Shares            Ps.             Ps.
--------------------------------------------------------------------------------
Common stock,1 vote each         700,000,000      70,000,000       70,000,000
================================================================================






                                                    ----------------------------
                                                      Eduardo Sergio Elsztain
                                                             Presidente

                            ALTO PALERMO S.A. (APSA)


     UNAUDITED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

=============================================================================================
                                                                2002             2001
                                                          (Notes 2 and 4)   (Notes 2 and 4)
                                                                Ps.               Ps.
                                                          -----------------------------------
ASSETS
CURRENT ASSETS
Cash and banks (Note 5.a)                                       18,606,381        31,382,325
Investments (Note 5.b)                                          17,106,684        11,376,706
Accounts receivable, net (Note 5.c)                             26,751,958        92,911,446
Other receivables and prepaid expenses (Note 5.d)                4,757,132         6,857,167
Inventory (Note 5.e)                                               614,126         2,665,872
                                                          -----------------------------------
TOTAL CURRENT ASSETS                                            67,836,281       145,193,516
                                                          -----------------------------------






NON-CURRENT ASSETS
Accounts receivable, net (Note 5.c)                              2,304,027        13,785,700
Other receivables and prepaid expenses, net (Note 5.d)          29,870,193       148,182,351
Inventory, net (Note 5.e)                                       24,703,477        30,921,265
Investments (Note 5.b)                                          20,722,440        35,988,439
Fixed assets, net (Note 5.f)                                   925,088,887     1,031,225,439
Intangible assets, net (Note 5.g)                               39,897,054        56,324,149
                                                          -----------------------------------
TOTAL NON-CURRENT ASSETS                                     1,042,586,078     1,316,427,343
                                                          -----------------------------------
TOTAL ASSETS                                                 1,110,422,359     1,461,620,859
=============================================================================================

===================================================================================
                                                      2002             2001
                                                (Notes 2 and 4)   (Notes 2 and 4)
                                                      Ps.               Ps.
                                                -----------------------------------
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 5.h)                    15,913,476         45,571,293
Customer advances (Note 5.i)                         11,818,321         48,058,839
Short-term debt (Note 5.j)                           28,689,742        149,636,650
Related parties (Note 6)                                428,694         98,893,095
Salaries and social security payable (Note 5.k)       1,577,642          4,622,822
Taxes payable (Note 5.l)                              8,600,430         10,643,908
Other liabilities (Note 5.m)                          1,226,196          2,625,187
                                                -----------------------------------
TOTAL CURRENT LIABILITIES                            68,254,501        360,051,794
                                                -----------------------------------

NON-CURRENT LIABILITIES
Trade accounts payable (Note 5.h)                     4,884,668          3,862,455
Customer advances (Note 5.i)                         26,279,696         60,878,144
Long-term debt (Note 5.j)                           268,161,885        341,393,320
Other liabilities (Note 5.m)                          4,770,018          5,645,053
                                                -----------------------------------
TOTAL NON-CURRENT LIABILITIES                       304,096,267        411,778,972
                                                -----------------------------------
TOTAL LIABILITIES                                   372,350,768        771,830,766
                                                -----------------------------------
MINORITY INTEREST                                    14,652,125         19,515,147
                                                -----------------------------------
SHAREHOLDERS' EQUITY                                723,419,466        670,274,946
                                                -----------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY        1,110,422,359      1,461,620,859
===================================================================================

The accompanying notes are an integral part of these unaudited consolidated financial statements.


                                                         Eduardo Sergio Elsztain
                                                                President

                            ALTO PALERMO S.A. (APSA)

                   UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
                            For the six-month periods
                        ended December 31, 2002 and 2001

==========================================================================================
                                                               2002            2001
                                                         (Notes 2 and 4)  (Notes 2 and 4)
                                                               Ps.              Ps.
                                                         ---------------------------------
Sales:
    Leases and services                                       40,829,805      90,021,591
    Sales and development properties                             441,469       4,279,875
    Credit card operations                                    11,900,628      27,789,499
                                                         ---------------------------------
TOTAL SALES                                                   53,171,902     122,090,965
                                                         ---------------------------------
Costs:
    Leases and services                                      (30,044,702)    (43,888,983)
    Sales and development properties                            (623,379)     (5,363,197)
    Credit card operations                                    (4,120,590)     (9,420,612)
                                                         ---------------------------------
TOTAL COSTS                                                  (34,788,671)    (58,672,792)
                                                         ---------------------------------
Gross profit (loss):
    Leases and services                                       10,785,103      46,132,608
    Sales and development properties                            (181,910)     (1,083,322)
    Credit card operations                                     7,780,038      18,368,887
                                                         ---------------------------------
TOTAL GROSS PROFIT                                            18,383,231      63,418,173
                                                         ---------------------------------
Selling expenses                                              (5,402,562)    (30,086,221)
Administrative expenses                                       (8,115,593)    (13,526,308)
Torres de Abasto unit contracts' rescissions                           -         (60,032)
Net loss in credit card trust                                 (2,552,003)     (1,230,218)
                                                         ---------------------------------
                                                             (16,070,158)    (44,902,779)
                                                         ---------------------------------
OPERATING INCOME                                               2,313,073      18,515,394
                                                         ---------------------------------
Net loss in equity investments                                (2,408,809)     (1,238,887)
Financial results, net (Note 5.n)                             39,764,242     (63,023,471)
Other income (expense), net (Note 5.o)                        11,909,983      (3,206,140)
                                                         ---------------------------------
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST              51,578,489     (48,953,104)
                                                         ---------------------------------
Income tax                                                      (422,249)     (1,386,154)
Minority interest                                              1,616,595       2,680,653
                                                         ---------------------------------
NET INCOME (LOSS)                                             52,772,835     (47,658,605)
==========================================================================================

The accompanying notes are an integral part of these unaudited consolidated financial statements.


                                                         Eduardo Sergio Elsztain
                                                                President

                            ALTO PALERMO S.A. (APSA)
               UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (1)
                            For the six-month periods
                        ended December 31, 2002 and 2001

====================================================================================================================
                                                                                      2002              2001
                                                                                 (Notes 2 and 4)  (Notes 2 and 4)
                                                                                       Ps.              Ps.
                                                                                ------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Income (loss) for the periods                                                      52,772,835       (47,658,605)
   ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO CASH FLOW FROM OPERATING
   ACTIVITIES:
   o  Financial results                                                              (49,923,387)                -
   o  Depreciation of fixed assets                                                    27,044,094        28,296,013
   o  Amortization of imparment of long-lived assets                                  (1,483,721)                -
   o  Gain from sale of intangible assets                                             (2,082,383)                -
   o  (Gain) loss from sale of fixed assets                                              (33,390)           11,855
   o  Amortization of intangible assets                                               10,632,652         8,596,780
   o  Allowance for doubtful accounts                                                  4,463,221        26,479,567
   o  Provision for contingencies                                                      1,886,483           155,953
   o  Recovery of allowance for doubtful accounts                                       (391,164)          (59,035)
   o  Recovery of provision for contingencies                                                  -           (62,190)
   o  Allowance for  doubtful mortgage receivable                                              -         2,834,938
   o  Gain on early redemption of debt                                               (16,404,925)         (332,148)
   o  Net loss in investee companies                                                   2,408,809         1,238,887
   o  Net loss (income) in credit card trust                                             885,721           (72,112)
   o  Minority interest                                                               (1,616,595)       (2,680,653)
   CHANGES IN CERTAIN ASSETS AND LIABILITIES, NET OF NON-CASH TRANSACTIONS
   AND THE EFFECTS OF ACQUISITIONS:
   o  Increase in accounts receivable                                                 (5,620,013)      (14,201,587)
   o  Decrease in other receivables and prepaid expenses                               4,461,429         4,318,302
   o  Increase in intangible assets                                                     (422,569)       (4,931,614)
   o  Decrease in investments                                                            575,605         2,531,236
   o  Decrease in inventory                                                              691,105         5,685,429
   o  (Decrease) Increase in trade accounts payable                                   (2,606,400)        7,392,968
   o  Increase in customer advances                                                      963,032         8,379,135
   o  (Decrease) Increase in taxes payable                                            (3,236,222)        3,850,298
   o  Increase (Decrease) in salaries and social security payable                        165,453        (2,207,801)
   o  Decrease in other liabilities                                                   (4,376,490)       (1,142,986)
   o  Increase (Decrease) in related parties                                           2,338,421           (47,151)
   o  Increase in accrued interest                                                     7,185,196        11,248,714
                                                                                ------------------------------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                                     28,276,797        37,624,193
                                                                                ------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   o  Acquisition of fixed assets                                                     (1,595,610)       (2,263,739)
   o  Net proceeds from sale of fixed assets                                              33,390             9,403
   o  Net proceeds from sale of intangible assets                                      2,082,539                 -
   o  Increase in investments                                                         (1,273,597)                -
   o  Acquisition of inventory                                                            (4,856)         (419,764)
                                                                                ------------------------------------
        NET CASH USED IN INVESTING ACTIVITIES                                           (758,134)       (2,674,100)
                                                                                ------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   o  Derivative instruments collateral deposit                                                -      (104,843,062)
   o  Proceeds from short-term and long-term debt                                     66,551,049        32,076,870
   o  Payment of short-term and long-term debt                                        (9,056,495)       (8,728,400)
   o  Payment of loans granted by related parties                                              -      (120,106,878)
   o  Financing costs                                                                   (225,288)          (12,130)
   o  Proceeds from loans granted by related parties                                           -       209,018,015
   o  Cash contributions received from minority shareholders                               2,688                 -
   o  Redemption of debt                                                             (72,730,989)      (31,457,775)
                                                                                ------------------------------------
        NET CASH USED IN FINANCING ACTIVITIES                                        (15,459,035)      (24,053,360)
                                                                                ------------------------------------
        NET INCREASE  IN CASH AND CASH EQUIVALENTS                                    12,059,628        10,896,733
                                                                                ------------------------------------
        CASH AND CASH EQUIVALENTS AS OF BEGINNING OF YEARS                            16,339,113        21,060,355
                                                                                ------------------------------------
        CASH AND CASH EQUIVALENTS AS OF END OF PERIODS                                28,398,741        31,957,088
====================================================================================================================

(1) Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.


                                                         Eduardo Sergio Elsztain
                                                                President

                            ALTO PALERMO S.A. (APSA)

                            For the six-month periods
                        ended December 31, 2002 and 2001

                                                                                           2002            2001
                                                                                            Ps.             Ps.
                                                                                       --------------  --------------
ADDITIONAL INFORMATION
NON-CASH ACTIVITIES
-   Increase in customer advances through a decrease in other liabilities                  2,815,098               -
-   Conversion of balances with related parties into unsecured convertible Notes         117,792,033               -
-   Retained interest in credit card receivables                                             747,325       4,611,630
-   Liquidation of interest in credit card receivables                                     1,925,467               -
-   Increase in fixed assets through a decrease in intangible assets                               -         380,056















                                                         Eduardo Sergio Elsztain
                                                                President

                            ALTO PALERMO S.A. (APSA)

            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                            For the six-month periods
                        ended December 31, 2002 and 2001

NOTE 1: ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

              Argentina is immersed in a critical economic situation. The main features of the current economic context are a major external debt burden, a financial system in crisis, country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. The Government's ability to comply with its commitments has been impaired, which led it to default in the payment of external debt services at the beginning of 2002. Furthermore, it is expected that there will be presidential elections during 2003.

              To overcome the crisis the country is undergoing, as from December 2001 the government issued measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, as from January 2002, laws, decrees and regulations were enacted that involved profound changes to the prevailing economic model and the amendment of the Convertibility Law in force until then. Among the measures adopted was the establishment of a single free exchange market system, that led to a significant devaluation of the Argentine peso during the first months of 2002, the pesification of certain assets and liabilities in foreign currency held abroad and the resulting increase in local prices.

              Impact of current economic conditions on the Company

              At December 31, 2002 the Company was not in compliance with certain financial ratios required by the Trust Agreement signed for the issue of the Notes for Ps. 85 million. As a result, the Company and its subsidiaries are not able to incur additional indebtedness for so long as such covenant violation is in existence. Additionally, the Company was not in compliance with certain financial ratios that authorized the holders of at least 51% of the principal of the Senior Notes, after certain notifications, to accelerate their maturity. On February 10, 2003 the Company obtained a limited waiver from the holders of the Senior Notes with respect to such covenants violations.

              The future development of the economic crisis might require the Government to modify some measures adopted or issue additional regulations. Therefore, the Company's financial statements should be considered in the light of these circumstances.

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 2:       BASIS OF CONSOLIDATION

              The consolidated financial statements have been prepared following the guidelines of Technical Resolution No. 4 of the Argentine Federation of Professional Councils of Economic Sciences (F.A.C.P.C.E.), pursuant to which the Balance Sheets as of December 31, 2002 and 2001 of Alto Palermo S.A., the Statements of Income and the Statements of Cash Flows for the six-month periods then ended were consolidated with the financial statements of those companies in which has the necessary votes to exercise control over the corporate decisions, on a line by line basis.

NOTE 3:       CORPORATE CONTROL

              The following table shows the data concerning the corporate control:

              ===================================================================================
                                                             Percentage of capital stock owned
                                                                           as of
                                                            -------------------------------------
                                 Company                          31.12.02          31.12.01
              -----------------------------------------------------------------------------------
              Emprendimiento Recoleta S.A.                              51                51
              Tarshop S.A.                                              80                80
              Shopping Neuquen S.A.                                 94.623            94.623
              Inversora del Puerto S.A.                            99.9917           99.9917
              Alto Invest S.A.                                     75.6284           75.6284
              Shopping Alto Palermo S.A.                           99.9999           99.9999
              Fibesa S.A.                                          99.9999           99.9999
              ===================================================================================


NOTE 4:       SIGNIFICANT ACCOUNTING POLICIES

              The financial statements of the subsidiaries mentioned in Note 3 have been prepared on a consistent basis with those applied by Alto Palermo S.A..

              a. Revenue recognition

              Credit card operations

              Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants' transactions are processed, while financing income is recognized when earned.

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 4:       (CONTINUED)

              b. Investments

              b.1. Current

              Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A.. Government bonds have been valued at quotation value in force at period end.

              b.2. Non-current

              Non-current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A..

NOTE 5:       BREAKDOWN OF THE MAIN CAPTIONS

              The breakdown of the main captions is as follows:

              A) CASH AND BANKS:

                                                   2002               2001
                                                    Ps.                Ps.
                                                ----------         ----------
              Cash in local currency               437,032          9,954,764
              Cash in foreign currency           1,420,636            690,847
              Banks in local currency           12,031,641         15,179,156
              Banks in foreign currency          3,668,968          4,789,079
              Saving accounts                    1,048,104            768,479
                                                ----------         ----------
                                                18,606,381         31,382,325
                                                ==========         ==========

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 5:  (CONTINUED)

              B) INVESTMENTS:

                                                                                        2002              2001
                                                                                         Ps.               Ps.
                                                                                     ----------        ----------
              CURRENT
              Time deposits in foreign currency                                       9,695,093                 -
              Retained interest in transferred credit card receivable                 6,040,725        10,801,943
              Government bonds                                                        1,273,599                 -
              Mutual funds                                                               97,267           574,763
                                                                                     ----------        ----------
              Total                                                                  17,106,684        11,376,706
                                                                                     ----------        ----------


              NON-CURRENT
              Perez Cuesta S.A.C.I.                                                  13,202,449        10,769,934
              E-Commerce Latina S.A.                                                  4,695,053        13,546,130
              Retained interest in transferred credit card receivable                 2,824,938        11,672,375
                                                                                     ----------        ----------
              Total                                                                  20,722,440        35,988,439
                                                                                     ----------        ----------
                                                                                     37,829,124        47,365,145
                                                                                     ==========        ==========

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)



NOTE 5:  (CONTINUED)

         C) ACCOUNTS RECEIVABLE, NET:

                                                    2002               2001
                                                     Ps.                Ps.
                                                 ----------        -----------
         CURRENT
         Leases and services receivable          18,043,112         28,169,106
         Credit card receivable -Tarshop         14,351,963         38,448,853
         Debtors under legal proceedings         19,789,874         41,683,640
         Pass-through expenses receivable        10,149,468         14,118,279
         Checks to be deposited                   8,288,078         33,782,752
         Mortgage receivable                        267,089            635,866
         Notes receivable                           174,325            867,114
         Credit card receivable                       8,189         11,467,400
         Less:
         Allowance for doubtful accounts        (44,320,140)       (76,261,564)
                                                 ----------        -----------
         Total                                   26,751,958         92,911,446
                                                 ----------        -----------

         NON-CURRENT
         Leases and services receivable               2,050          2,306,731
         Credit card receivable -Tarshop          1,146,160          5,498,486
         Pass-through expenses receivable                 -            820,801
         Mortgage receivable                      1,226,980          3,391,472
         Notes receivable                                 -          1,868,545
         Less:
         Allowance for doubtful accounts            (71,163)          (100,335)
                                                 ----------        -----------
         Total                                    2,304,027         13,785,700
                                                 ----------        -----------
                                                 29,055,985        106,697,146
                                                 ==========        ===========

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 5:  (CONTINUED)

         D) OTHER RECEIVABLES AND PREPAID EXPENSES, NET:

                                                             2002              2001
                                                              Ps.               Ps.
                                                          ----------       -----------
         CURRENT
         Guarantee deposits                                2,330,757         2,256,265
         Prepaid expenses                                    704,061         1,013,645
         Prepaid gross sales tax                             344,676           698,065
         Income tax advances                                 269,490           867,157
         Prepaid services                                    222,539             2,450
         Asset tax credits                                   127,038            29,924
         Other tax credits                                    68,331           256,196
         Related parties (Note 6)                             69,719           524,235
         Dividends receivable (Note 6)                        75,000           163,658
         Other                                               545,521         1,045,572
                                                          ----------       -----------
         Total                                             4,757,132         6,857,167
                                                          ----------       -----------

         NON-CURRENT
         Asset tax credits                                23,849,514        36,493,510
         Interest rate swap receivable                     4,673,750       109,301,443
         Mortgage receivable                               2,208,275         4,818,677
         Value Added Tax ("VAT") receivable                  556,052         1,233,064
         Guarantee deposits                                  506,772            84,711
         Prepaid gross sales tax                             253,207           967,030
         Income tax                                           30,840           100,204
         Other tax credits                                        58             2,389
         Less:
         Allowance for doubtful mortgage receivable       (2,208,275)       (4,818,677)
                                                          ----------       -----------
         Total                                            29,870,193       148,182,351
                                                          ----------       -----------
                                                          34,627,325       155,039,518
                                                          ==========       ===========

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 5:  (CONTINUED)

          E) INVENTORY, NET:

                                                              2002              2001
                                                              Ps.                Ps.
                                                          ----------         ----------
          CURRENT
          Torres de Abasto                                   607,276          2,488,719
          Resale merchandise                                   6,850            177,153
                                                          ----------         ----------
          Total                                              614,126          2,665,872
                                                          ----------         ----------


          NON-CURRENT
          Alcorta Plaza                                   15,727,259         17,873,977
          Air space Supermercado Coto - Aguero 616         8,976,218         13,047,288
                                                          ----------         ----------
          Total                                           24,703,477         30,921,265
                                                          ----------         ----------
                                                          25,317,603         33,587,137
                                                          ==========         ==========

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 5 :      (CONTINUED)

              F)       FIXED ASSETS, NET:

                                                                                       2002              2001
                                                                                       Ps.                Ps.
                                                                                 ----------------- ------------------
              Properties:
              ----------
              Shopping Centers:
                - Abasto                                                            212,056,235        219,564,595
                - Alto Palermo                                                      254,874,000        272,786,385
                - Alto Avellaneda                                                    95,063,791        128,361,677
                - Paseo Alcorta                                                      73,505,856         77,453,973
                - Patio Bullrich                                                    129,853,770        136,330,038
                - Alto NOA                                                           21,343,081         37,188,668
                - Buenos Aires Design                                                23,015,103         25,183,477
                - Neuquen                                                             6,626,723         10,245,902
              Caballito plots of land                                                 8,757,566          8,757,134
              Rosario plots of land                                                  40,801,774         40,799,754
              Other properties                                                       11,293,771         12,510,320
              Leasehold improvements                                                  4,643,306          5,840,127
              Facilities                                                              1,461,440          2,490,786
              Furniture and fixture                                                   1,993,768          2,710,567
              Vehicles                                                                        -              7,550
              Computer equipment                                                      2,873,003          3,612,817
              Software                                                                1,704,681          2,213,151
              Work in progress:
              ----------------
              - Caballito                                                            15,863,619         27,523,635
              - Rosario                                                              14,974,140         14,251,195
              - Neuquen                                                               1,830,942          1,830,852
              - Patio Bullrich                                                          231,676            226,812
              - Buenos Aires Design                                                      99,464             92,367
              - Leasehold improvements                                                1,688,168          1,229,454
              - Paseo Alcorta                                                           533,010             14,203
                                                                                 ----------------- ------------------
                                                                                    925,088,887      1,031,225,439
                                                                                 ================= ==================

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 5:  (CONTINUED)

              G)       INTANGIBLE ASSETS, NET:

                                                                                       2002              2001
                                                                                       Ps.                Ps.
                                                                                 ----------------- ------------------
              Trademarks                                                                366,288            409,355
              Deferred financing costs                                                4,939,854         12,528,894
              Expenses related to securitization of receivables                       1,638,168          4,135,038
              Preoperating expenses:
              ---------------------
              - Caballito                                                               985,971            792,838
              - Rosario                                                                 429,282            381,470
              - Neuquen                                                               1,078,200          1,077,401
              - Credit card                                                             784,770          1,520,832
              - Other                                                                     6,329              7,432
              Advertising:
              -----------
              -        Torres de Abasto                                                  38,475             74,054
              Goodwill:
              --------
              - Fibesa S.A.                                                          15,796,672         17,902,533
              - Shopping Alto Palermo S.A.                                           11,613,702         14,057,742
              - Tarshop S.A.                                                            333,869            398,628
              - Inversha S.A.                                                           638,465            745,554
              - Pentigras S.A.                                                          350,342            418,946
              Tenant list Patio Bullrich                                                700,869          1,635,303
              Other                                                                     195,798            238,129
                                                                                 -----------------  -----------------
                                                                                     39,897,054         56,324,149
                                                                                 =================  =================

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 5:  (CONTINUED)

              H)    TRADE ACCOUNTS PAYABLE:

                                                                                       2002              2001
                                                                                       Ps.                Ps.
                                                                                 ----------------- ------------------
              CURRENT
              -------
              Suppliers                                                            12,639,420       35,994,031
              Accruals                                                              2,098,489        5,024,134
              Alto Checks program payable                                                            3,782,478
              Imports payable                                                       1,175,567          770,650
                                                                                ---------------- ----------------
              Total                                                                15,913,476       45,571,293
                                                                                ---------------- ----------------

              NON-CURRENT
              -----------
              Imports payable                                                       4,884,668        3,862,455
                                                                                ---------------- ----------------
              Total                                                                 4,884,668        3,862,455
                                                                                ---------------- ----------------
                                                                                   20,798,144       49,433,748
                                                                                ================ ================

              I)        CUSTOMER ADVANCES:

                                                                                       2002              2001
                                                                                       Ps.                Ps.
                                                                                 ----------------- ------------------
              CURRENT
              -------
              Admission rights                                                       8,160,370        20,568,846
              Lease advances                                                         2,950,146        25,463,962
              Torres Abasto advances                                                   537,310         1,623,443
              Guarantee deposits                                                       170,495           402,588
                                                                                  ---------------  ----------------
              Total                                                                 11,818,321        48,058,839
                                                                                  ---------------  ----------------

              NON-CURRENT
              -----------
              Admission rights                                                      14,156,367        37,023,824
              Lease advances                                                        11,846,911        23,244,663
              Guarantee deposits                                                       276,418           609,657
                                                                                  ---------------  ----------------
              Total                                                                 26,279,696        60,878,144
                                                                                  ---------------  ----------------
                                                                                    38,098,017       108,936,983
                                                                                  ===============  ================

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 5:  (CONTINUED)

              J)       SHORT-TERM AND LONG-TERM DEBT:

                                                                                       2002              2001
                                                                                       Ps.                Ps.
                                                                                 ----------------- ------------------
              SHORT-TERM DEBT
              ---------------
              - Banks
                -----
                  Scotiabank loan                                                     3,000,000         6,546,300
                  HSBC Bank loan                                                        872,245         3,273,150
                  Banca Nazionale del Lavoro loan                                             -        32,731,500
                  Citibank loan                                                               -        19,857,110
                  Bank Boston loan                                                            -        17,173,127
                  Banco Rio de la Plata loan                                                  -        10,910,500
                  Banco Galicia loan                                                          -         4,364,200
                  Reference stabilization index (CER)                                 1,218,952                 -
                  Other                                                                       -         2,182,100
                  Accrued interest                                                      285,846           209,171
                                                                                 ----------------- -----------------
                  Subtotal                                                            5,377,043        97,247,158
                                                                                 ----------------- -----------------

              - Financial
                ---------
                  Senior Notes                                                        8,051,199        27,276,250
                  Accrued interest for Notes, Senior Notes and  unsecured
                    convertible notes                                                 9,891,813        14,400,598
                  Seller financing                                                    4,769,871         7,124,576
                  Accrued interest for Seller financing                                 547,938           802,640
                  Mortgage loans                                                         51,878           520,181
                  Other                                                                       -         2,265,247
                                                                                 ----------------- -----------------
                  Subtotal                                                           23,312,699        52,389,492
                                                                                 ----------------- -----------------
                  Total                                                              28,689,742       149,636,650
                                                                                 ----------------- -----------------

              LONG-TERM DEBT
              --------------
              - Financial
                ---------
                  Unsecured convertible Notes                                       168,500,000                 -
                  Notes                                                              50,330,000       112,247,224
                  Senior Notes                                                       49,331,885       229,120,500
                  Mortgage loans                                                              -            25,596
                                                                                 ----------------- -----------------
                  Subtotal                                                          268,161,885       341,393,320
                                                                                 ----------------- -----------------
                  Total                                                             268,161,885       341,393,320
                                                                                 ----------------- -----------------
                                                                                    296,851,627       491,029,970
                                                                                 ================= =================

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 5:  (CONTINUED)

              K)        SALARIES AND SOCIAL SECURITY PAYABLE:

                                                                                       2002              2001
                                                                                       Ps.                Ps.
                                                                                 ----------------- ------------------
              Provision for vacation and bonuses                                     713,410      2,109,550
              Social security payable                                                555,811      1,271,402
              Salaries payable                                                       249,749      1,045,854
              Other                                                                   58,672        196,016
                                                                                --------------- --------------
                                                                                   1,577,642      4,622,822
                                                                                =============== ==============

              L)     TAXES PAYABLE:

                                                                                     2002           2001
                                                                                     Ps.             Ps.
                                                                                --------------- --------------
              VAT payable, net                                                     3,996,569      3,742,342
              Asset tax payable, net                                               2,392,435      1,343,450
              Income tax, net                                                        760,767      3,505,650
              Gross sales tax payable                                                726,086        575,380
              Other tax withholdings                                                 341,319        889,012
              Gross sales tax withholdings                                           268,290        414,717
              Property tax provision                                                  68,395              -
              Tax on corporate indebtedness                                           46,569         92,923
              Other taxes                                                                  -         80,434
                                                                                --------------- --------------
                                                                                   8,600,430     10,643,908
                                                                                =============== ==============

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 5:  (CONTINUED)


              M)    OTHER LIABILITIES:


                                                                                      2002           2001
                                                                                       Ps.            Ps.
                                                                                --------------- --------------
              CURRENT
              -------
              Dividends payable                                                      337,678        736,847
              Withholdings and guarantee deposits                                    299,474        793,201
              Accrual for directors fees, net                                        240,393        559,325
              Contributed leasehold improvements                                     210,666        210,666
              Other                                                                  137,985        325,148
                                                                                --------------- --------------
              Total                                                                1,226,196      2,625,187
                                                                                --------------- --------------

              NON-CURRENT
              -----------
              Provision for contingencies                                           3,721,656      4,329,700
              Contributed leasehold improvements                                    1,000,691      1,211,336
              Withholdings and guarantee deposits                                      47,671        104,017
                                                                                --------------- --------------
              Total                                                                 4,770,018      5,645,053
                                                                                --------------- --------------
                                                                                    5,996,214      8,270,240
                                                                                =============== ==============

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 5:  (CONTINUED)

              N)       FINANCIAL RESULTS, NET:

                                                                                      2002           2001
                                                                                       Ps.            Ps.
                                                                                --------------- --------------
              FINANCIAL RESULTS GENERATED BY ASSETS:
              Loss on exposure to inflation                                         (11,715,705)             -
              Interest income                                                         2,498,217      2,762,297
              Interest income from related parties (Note 6)                             114,096              -
                                                                                 --------------  -------------
              Total                                                                  (9,103,392)     2,762,297
                                                                                 --------------  -------------

              FINANCIAL RESULTS GENERATED BY LIABILITIES:
              Interest expense                                                      (11,047,912)   (57,266,725)
              Exchange differences, net                                              34,715,977         (4,696)
              Gain on exposure to inflation                                          11,978,400              -
              Interest income (expense) with related parties (Note 6)                 9,103,776     (7,550,472)
              Gain on early redemption of debt                                        4,634,108              -
              Other                                                                    (516,715)      (963,875)
                                                                                 --------------  -------------
              Total                                                                  48,867,634    (65,785,768)
                                                                                 --------------  -------------
                                                                                     39,764,242    (63,023,471)
                                                                                 ==============  =============

              O)       OTHER INCOME (EXPENSE), NET:

                                                                                      2002           2001
                                                                                       Ps.            Ps.
                                                                                ----------------- ---------------
              Gain (loss) on early redemption of debt                                11,770,817          (392,972)
              Gain from sale of intangible assets                                     2,082,383                 -
              Gain from sale of fixed assets                                             33,390           (11,855)
              Allowance for doubtful mortgage receivable                                      -        (2,834,938)
              Provision for contingencies, net                                       (1,886,483)          (93,763)
              Donations                                                                  (3,697)          (12,257)
              Other                                                                     (86,427)          139,645
                                                                               -----------------  ---------------
                                                                                      11,909,983       (3,206,140)
                                                                               =================  ===============

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


6.     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

  The following is a summary of the balances and transactions with related parties:

==============================================================================================================

                                     Company
                                                                             Relation



--------------------------------------------------------------------------------------------------------------
  IRSA Inversiones y Representaciones Sociedad Anonima  Shareholder
--------------------------------------------------------------------------------------------------------------
  IRSA Inversiones y Representaciones Sociedad Anonima  Shareholder
--------------------------------------------------------------------------------------------------------------
  IRSA Inversiones y Representaciones Sociedad Anonima  Shareholder
--------------------------------------------------------------------------------------------------------------
  IRSA Inversiones y Representaciones Sociedad Anonima  Shareholder
--------------------------------------------------------------------------------------------------------------
  Dalor S.A.                                            Shareholder of Tarshop S.A., a majority-owned
                                                        subsidiary of the Company
--------------------------------------------------------------------------------------------------------------
  Goldman Sachs and Co.                                 Shareholder
--------------------------------------------------------------------------------------------------------------
  Parque Arauco S.A.                                    Shareholder
--------------------------------------------------------------------------------------------------------------
  Parque Arauco S.A.                                    Shareholder
--------------------------------------------------------------------------------------------------------------
  Perez Cuesta S.A.C.I.                                 Equity investee
--------------------------------------------------------------------------------------------------------------
  E-Commerce Latina S.A.                                Equity investee
--------------------------------------------------------------------------------------------------------------
  Altocity.com S.A.                                     Subsidiary of E-Commerce Latina S.A.
--------------------------------------------------------------------------------------------------------------
  Altocity.com S.A.                                     Subsidiary of E-Commerce Latina S.A.
--------------------------------------------------------------------------------------------------------------
  Cresud S.A.                                           Shareholder of IRSA Inversiones
                                                         y Representaciones S.A.
--------------------------------------------------------------------------------------------------------------
  Cresud S.A.                                           Shareholder of IRSA Inversiones
                                                         y Representaciones S.A.
--------------------------------------------------------------------------------------------------------------
  Raymond James                                         Shareholder of Alto Invest S.A.,  a  majority-owned
                                                        subsidiary of the Company
==============================================================================================================




==================================================================================================================================
                                                         Income (expense) included in
                                                            the statements of income            Balance receivable (payable)
  Description of transaction/caption                     for the six-month periods ended                  as of
                                                       ---------------------------------------------------------------------------
                                                         31.12.2002         31.12.2001          31.12.2002          31.12.2001
                                                            Ps.                 Ps.                 Ps.                Ps.
----------------------------------------------------------------------------------------------------------------------------------
Current payable with related parties                              -                   -          (192,268)        (64,394,274)
----------------------------------------------------------------------------------------------------------------------------------
Other current receivables and prepaid expenses                    -                   -             13,284              133,411
----------------------------------------------------------------------------------------------------------------------------------
Interest income                                             114,096                   -                  -                    -
----------------------------------------------------------------------------------------------------------------------------------
Interest income (expense)                                 6,053,138         (6,601,998)                  -                    -
----------------------------------------------------------------------------------------------------------------------------------
Current payable with related parties                              -                   -          (160,922)            (350,717)

----------------------------------------------------------------------------------------------------------------------------------
Current payable with related parties                              -                   -            (6,512)             (14,210)
----------------------------------------------------------------------------------------------------------------------------------
Interest income (expense)                                 3,050,638             (948,474)                -                    -
----------------------------------------------------------------------------------------------------------------------------------
Current payable with related parties                              -                   -                  -        (33,663,595)
----------------------------------------------------------------------------------------------------------------------------------
Dividends receivable                                              -                   -             75,000              163,658
----------------------------------------------------------------------------------------------------------------------------------
Other current receivables and prepaid expenses                                        -             12,566               27,420
----------------------------------------------------------------------------------------------------------------------------------
Other current receivables and prepaid expenses                    -                   -             36,817              301,517
----------------------------------------------------------------------------------------------------------------------------------
Current payable with related parties                              -                   -           (22,072)            (253,648)
----------------------------------------------------------------------------------------------------------------------------------

Other current receivables and prepaid expenses                    -                   -              7,052               42,258
----------------------------------------------------------------------------------------------------------------------------------

Current payable with related parties                              -                   -           (46,920)            (216,651)
----------------------------------------------------------------------------------------------------------------------------------
Other current receivables and prepaid expenses                    -                   -                  -               19,629

==================================================================================================================================

                            ALTO PALERMO S.A. (APSA)
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (Continued)


NOTE 7:       RESTRICTED ASSETS
-------       -----------------

              a) At December 31, 2002, Shopping Neuquen S.A. included Ps. 51,878 from a mortgage on the land purchased for Ps. 3.3 million within the short-term debt caption.

              b) On January 18, 2001 Shopping Alto Palermo S.A. issued Senior Notes that will be guaranteed through the trust transfer in favor of the holders of 100% of the Company's shares.

              c) On December 19, 2001 a "Guarantee Trust" contract was executed between Tarshop S.A. as Trustor and HSBC Participaciones (Argentina) S.A. as Trustee guaranteeing the fulfillment of Tarshop S.A.'s obligations with the beneficiary - HSBC Bank Argentina S.A.. These obligations include a loan of $ 1.5 million, requested by Tarshop S.A. on November 9, 2000. The funds in trust include credits arising in favor of Tarshop S.A. from coupons issued for charges to be made to certain Tarjeta Shopping users, which Tarshop S.A. issues.

NOTE 8:       TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM
-------       ------------------------------------------------------

              The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the "Trust") that issues certificates to public and private investors. To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company's balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company's balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

              Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust - Titulos de Deuda Fiduciaria ("TDF") and Certificados de Participacion ("CP"), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

-------

              The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps.
              83.1 million of its customer credit card receivable balances to Trusts. Under the securitization programs, the Trusts issued Ps.
              12.4 million nominal value subordinated CPs, Ps. 23.8 million 12% fixed-rate interest TDFs, Ps. 20.0 million 18% fixed-rate interest TDFs, and Ps. 6.9 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps.
              0.2 million.

                            ALTO PALERMO S.A. (APSA)








                         UNAUDITED FINANCIAL STATEMENTS
                            For the six-month periods
                        ended December 31, 2002 and 2001

                            ALTO PALERMO S.A. (APSA)
         UNAUDITED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001


=============================================================================================

                                                                  2002             2001
                                                             (Notes 1 and 2)  (Notes 1 and 2)
                                                                   Ps.             Ps.
                                                            ---------------------------------
ASSETS
------
CURRENT ASSETS
--------------
Cash and banks (Note 3.a and Schedule G)                          12,018,122      18,136,694
Investments (Schedules D and I)                                    7,015,900               -
Accounts receivable, net (Note 3.b and Schedules G and I)         11,349,571      44,473,821
Other receivables and prepaid expenses (Note 3.c and
Schedules G and I)                                                15,885,951      38,286,750
Inventory (Nota 3.d and Schedule F)                                  607,276       2,665,872
                                                            ---------------------------------
TOTAL CURRENT ASSETS                                              46,876,820     103,563,137
                                                            ---------------------------------








NON-CURRENT ASSETS
------------------
Accounts receivable (Note 3.b and Schedules G and I)               1,229,030       7,431,320
Other receivables and prepaid expenses, net (Note 3.c and         22,735,465     138,663,936
 Schedules G and I)
Inventory, net (Note 3.d and Schedule F)                          25,718,944      31,936,731
Investments (Schedule C)                                         284,038,467     195,882,303
Fixed assets, net (Schedule A)                                   630,914,346     710,695,485
Intangible assets, net (Schedule B)                               21,933,469      26,433,735
                                                            ---------------------------------
TOTAL NON-CURRENT ASSETS                                         986,569,721   1,111,043,510
                                                            ---------------------------------
TOTAL ASSETS                                                   1,033,446,541   1,214,606,647
=============================================================================================




=======================================================================================

                                                           2002              2001
                                                     (Notes 1 and 2)    (Notes 1 and 2)
                                                           Ps.                Ps.
                                                    -----------------------------------
LIABILITIES
-----------
CURRENT LIABILITIES
-------------------
Trade accounts payable (Note 3.e and Schedules G
 and I)                                                    7,510,759        24,323,659
Customer advances (Note 3.f and Schedules G and I)         8,326,893        42,261,364
Short-term debt (Note 3.g and Schedules G and I)          14,331,497       100,969,235
Related parties (Note 5 and Schedules G and I)             2,433,887       108,933,105
Salaries and social security payable (Note 3.h and           868,767         2,437,700
 Schedule I)
Taxes payable (Note 3.i and Schedule I)                    4,750,071         5,713,637
Other liabilities (Note 3.j and Schedule I)                  611,130         1,211,218
                                                    -----------------------------------
TOTAL CURRENT LIABILITIES                                 38,833,004       285,849,918
                                                    -----------------------------------


NON-CURRENT LIABILITIES
-----------------------
Trade accounts payable (Note 3.e and Schedules G           4,884,668         3,862,454
Customer advances (Note 3.f and Schedules G and I)        24,010,222        55,035,990
Long-term debt (Note 3.g and Schedules G and I)          237,567,333       194,075,974
Other liabilities (Note 3.j and Schedule I)                4,731,848         5,507,365
                                                    -----------------------------------
TOTAL NON-CURRENT LIABILITIES                            271,194,071       258,481,783
                                                    -----------------------------------
TOTAL LIABILITIES                                        310,027,075       544,331,701
                                                    -----------------------------------
SHAREHOLDERS EQUITY                                      723,419,466       670,274,946
                                                    -----------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             1,033,446,541     1,214,606,647
=======================================================================================


    The accompanying notes and schedules are an integral part of these unaudited financial statements.

                                                         Eduardo Sergio Elsztain
                                                                President

                            ALTO PALERMO S.A. (APSA)
                         UNAUDITED STATEMENTS OF INCOME
                            For the six-month periods
                        ended December 31, 2002 and 2001


===========================================================================================================
                                                                                 2002           2001
                                                                             (Notes 1 and  (Notes 1 and 2)
                                                                                  2)             Ps.
                                                                                 Ps.
                                                                            -------------------------------
Sales:
    Leases and services                                                       26,649,115       61,037,188
    Sales and development properties                                             441,469        4,279,876
                                                                            -------------------------------
TOTAL SALES                                                                   27,090,584       65,317,064
                                                                            -------------------------------
Costs:
    Leases and services (Schedule F)                                         (15,793,049)     (26,545,088)
    Sales and development properties (Schedule F)                               (623,379)      (5,363,196)
                                                                            -------------------------------
TOTAL COSTS                                                                  (16,416,428)     (31,908,284)
                                                                            -------------------------------
Gross profit (loss):
    Leases and services                                                       10,856,066       34,492,100
    Sales and development properties                                            (181,910)      (1,083,320)
                                                                            -------------------------------
TOTAL GROSS PROFIT                                                            10,674,156       33,408,780
                                                                            -------------------------------
Selling expenses (Schedule H)                                                   (100,138)     (12,382,525)
Administrative expenses (Schedule H)                                          (3,373,845)      (5,015,744)
Torres de Abasto unit contracts'  rescissions                                          -          (60,032)
                                                                            -------------------------------
                                                                              (3,473,983)     (17,458,301)
                                                                            -------------------------------
OPERATING INCOME                                                               7,200,173       15,950,479
                                                                            -------------------------------
Net income (loss) in equity investments (Note 6)                               2,738,341      (20,986,578)
Financial results, net (Note 3.k)                                             36,560,636      (39,178,848)
Other income (expense), net (Note 3.l)                                         6,273,685       (3,443,658)
                                                                            -------------------------------
NET INCOME (LOSS)                                                             52,772,835      (47,658,605)
===========================================================================================================


  The accompanying notes and schedules are an integral part of these unaudited financial statements.


                                                         Eduardo Sergio Elsztain
                                                                President

                            ALTO PALERMO S.A. (APSA)

             UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                            For the six-month periods
                        ended December 31, 2002 and 2001


================================================================================================================================
                                                    Shareholders' contributions
                                    -------------------------------------------------------------

                                                      Inflation
                                     Common Stock   adjustment of    Additional                    Appraisal     Legal reserve
                                       (Note 4)      common stock  paid-in-capital     Total      revaluation      (Note 12)
               Items                     Ps.             Ps.             Ps.            Ps.           Ps.            Ps.
--------------------------------------------------------------------------------------------------------------------------------
Balances as of beginning of the         70,000,000     83,489,220     518,979,114   672,468,334      3,923,654       4,368,981
years
Net income (loss) for the periods                -              -               -             -              -               -
                                    --------------------------------------------------------------------------------------------
BALANCES AS OF DECEMBER 31, 2002        70,000,000     83,489,220     518,979,114   672,468,334      3,923,654       4,368,981
                                    ============================================================================================
BALANCES AS OF DECEMBER 31, 2001        70,000,000     83,489,220     518,979,114   672,468,334      3,923,654       4,368,981
================================================================================================================================




===============================================================================


                                   Accumulated
                                     retained     Total as of    Total as of
                                     earnings     December 31,   December 31,
                                    (deficit)         2002           2001
               Items                   Ps.            Ps.            Ps.
-------------------------------------------------------------------------------
Balances as of beginning of the     (10,114,338)   670,646,631    717,933,551
years
Net income (loss) for the periods    52,772,835     52,772,835    (47,658,605)
                                  ---------------------------------------------
BALANCES AS OF DECEMBER 31, 2002     42,658,497    723,419,466              -
                                  =============================================
BALANCES AS OF DECEMBER 31, 2001    (10,486,023)             -    670,274,946
===============================================================================

     The accompanying notes and schedules are an integral part of these unaudited financial statements.




                                                       Eduardo Sergio Elsztain
                                                              President

                            ALTO PALERMO S.A. (APSA)

                     UNAUDITED STATEMENTS OF CASH FLOWS (1)
                            For the six-month periods
                        ended December 31, 2002 and 2001

============================================================================================================================
                                                                                                  2002             2001
                                                                                             (Notes 1 and 2) (Notes 1 and 2)
                                                                                                   Ps.             Ps.
                                                                                          ----------------------------------
  CASH FLOWS FROM OPERATING ACTIVITIES:
  Income (loss) for the periods                                                                 52,772,835     (47,658,605)
  ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO CASH FLOW FROM OPERATING ACTIVITIES:
     o   Financial results                                                                     (43,176,181)              -
     o   Amortization of imparment of long-lived assets                                         (1,483,721)              -
     o   Depreciation of fixed assets                                                           15,393,187      16,292,167
     o   Amortization of intangible assets                                                       2,748,511       4,249,916
     o   Gain from sale of intangible assets                                                    (2,082,383)              -
     o   Allowance for doubtful accounts                                                                 -      11,722,049
     o   Allowance for doubtful mortgage receivable                                                      -       2,834,938
     o   Provision for contingencies                                                             1,910,784         155,953
     o   Gain on early redemption of debt                                                       (7,917,286)       (332,148)
     o   Net (income) loss in equity investments                                                (3,911,672)     19,813,248
     o   Recovery of provision for contingencies                                                         -         (62,190)
     o   Recovery of allowance for doubtful accounts                                              (391,164)              -
  CHANGES IN CERTAIN ASSETS AND LIABILITIES,  NET OF NON-CASH TRANSACTIONS AND THE EFFECTS
    OF ACQUISITIONS:
     o   Decrease (increase) in accounts receivable                                              1,406,797      (7,561,616)
     o   Decrease in other receivables and prepaid expenses                                      3,880,511       1,734,080
     o   Increase in intangible assets                                                             (98,052)       (243,474)
     o   Decrease in inventory                                                                     698,396       5,685,429
     o   (Decrease) increase in trade accounts payable                                          (2,677,079)      7,202,313
     o   (Decrease) increase in customer advances                                               (1,390,560)      8,453,017
     o   Increase (Decrease) in salaries and social security payable                               150,746      (1,422,742)
     o   (Decrease) increase in taxes payable                                                   (3,270,215)      2,148,611
     o   Decrease in other liabilities                                                          (3,473,459)     (1,366,898)
     o   Increase in related parties                                                             2,239,806       7,309,143
     o   Increase in accrued interest                                                            6,537,393       9,004,156
                                                                                          ----------------------------------
     NET CASH PROVIDED BY  OPERATING ACTIVITIES                                                 17,867,194      37,957,347
                                                                                          ----------------------------------
  CASH FLOWS FROM INVESTING ACTIVITIES:
     o   Acquisition of fixed assets                                                            (1,209,783)     (1,670,205)
     o   Acquisition of inventory                                                                   (4,856)       (419,764)
     o   Increase in investments                                                               (35,960,442)       (364,411)
     o   Net proceeds from sale of intangible assets                                             2,082,539               -
                                                                                          ----------------------------------
     NET CASH USED IN INVESTING ACTIVITIES                                                     (35,092,542)     (2,454,380)
                                                                                          ----------------------------------
  CASH FLOWS FROM FINANCING ACTIVITIES:
     o   Proceeds from loans granted by related parties                                                  -     209,018,015
     o   Proceeds from short-term and long-term debt                                            66,551,049      32,076,870
     o   Payment of short-term and long-term debt                                               (7,801,496)     (8,728,400)
     o   Payment of loans granted by related parties                                                     -    (120,106,878)
     o   Derivative instruments collateral deposit                                                            (104,843,062)
     o   Financing costs                                                                          (225,288)              -
     o   Redemption of debt                                                                    (25,893,460)    (31,457,775)
                                                                                          ----------------------------------
      NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                                       32,630,805     (24,041,230)
                                                                                          ----------------------------------
      NET INCREASE IN CASH AND CASH EQUIVALENTS                                                 15,405,457      11,461,737
                                                                                          ----------------------------------
      CASH AND CASH EQUIVALENTS AS OF BEGINNING OF YEARS                                         3,628,565       6,674,957
                                                                                          ----------------------------------
      CASH AND CASH EQUIVALENTS AS OF END OF PERIODS                                            19,034,022      18,136,694
============================================================================================================================

(1) Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

                                                       Eduardo Sergio Elsztain
                                                              President

                            ALTO PALERMO S.A. (APSA)

                            For the six-month periods
                        ended December 31, 2002 and 2001

                                                                                           2002            2001
                                                                                            Ps.             Ps.
                                                                                       --------------  --------------
ADDITIONAL INFORMATION
NON-CASH ACTIVITIES
-        Increase in customer advances through a decrease in other liabilities             2,815,098               -
-        Conversion of balances with related parties into unsecured convertible Notes    117,792,033               -
-        Irrevocable  contributions  in related  parties  through a decrease  in other
         non-current receivables with related parties                                     16,443,822               -

                                                       Eduardo Sergio Elsztain
                                                              President

                            ALTO PALERMO S.A. (APSA)

                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                            For the six-month periods
                        ended December 31, 2002 and 2001
                     (expressed in constant Argentine Pesos)


NOTE 1:       PREPARATION OF FINANCIAL STATEMENTS
-------       -----------------------------------
              a)   Basis of presentation
                   ---------------------

              In compliance with the provisions of Resolution No. 415 of the Argentine Securities Commission, these unaudited financial statements have been prepared in accordance with the valuation and disclosure criteria contained in Technical Resolutions No. 5, 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils of Economic Sciences (the "FACPCE").

              The financial statements for the six-month periods ended December 31, 2002 and 2001 have not been audited. The Company's management considers that they include all the necessary adjustments to reasonably present the financial result for the periods referred to.

              The financial result for the period ended December 31, 2002 does not necessarily reflect the net income for the year.

              These unaudited financial statements must be considered in the light of the circumstances mentioned in Note 1 of unaudited consolidated financial statements.

b)            Consideration of the effects of inflation
              -----------------------------------------

              These unaudited financial statements have been prepared in accordance with the Resolution 3/02 of the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires, which established the application of Technical Resolution No. 6, with the amendments made by Technical Pronouncement No. 19 of the Federal Association of Professional Councils of Economic Sciences as from the financial years or interim periods closed after and including March 31, 2002.

              In view of the above, the unaudited financial statements of the Company are being prepared in constant Argentine Pesos of December 31, 2002, having considered as the date of origination of the non-monetary items existing prior to December 31, 2001 the values recorded as of that date.

              The indexes prepared on the basis of the Argentine general wholesale price index ("WPI") have been applied to make that restatement.

              The figures corresponding to the period ended December 31, 2001 have been updated to pesos of general purchasing power at December 31, 2002 for comparative purposes.

                            ALTO PALERMO S.A. (APSA)

NOTE 1:       (CONTINUED)
-------
              c)   New technical pronouncements
                   ----------------------------

              The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncements No. 16 "Conceptual framework for professional accounting standards", No. 17: "Professional accounting standards: development of some general application issues", No. 18 : "Professional accounting standards: development of some particular application issues", No. 19: "Amendments to Technical Pronouncements Nos. 4, 5, 6, 8, 9, 11 and 14" and No. 20: "Derivatives and hedging transactions" through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02,
              respectively; establishing that those Technical Pronouncements and amendments to them will come into force for fiscal years commencing as from July 1, 2002, except for Technical Pronouncement No. 20, whose effective date tallies with the financial years commencing January 1, 2003.

              The National Securities Commission, through Resolution 434/02, has adopted the Technical Resolutions referred to with certain exceptions and modifications, which shall apply to the financial years commencing on January 1, 2003. Consequently, the Company has prepared these financial statements in accordance with Resolution 415/02, as detailed in Note 1.a); such resolution does not envisage these changes and differ with the provisions contained in the accounting standards currently in force.

              The main amendments to the new Technical Pronouncements, which would mean significant adjustments being made to the Company's unaudited financial statements, are related to the recognition of income tax according to the deferred tax method and of the interest rate swap contract.

NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES

              The following is a summary of the principal accounting policies followed by the Company in the preparation of the unaudited financial statements, which have been applied consistently with respect to the previous period. (See Note 1 of unaudited consolidated financial statements).

              a.     Revenue recognition
                     -------------------

                     a.1.   Leases and services
                            -------------------

                            Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the "Base Rent") and (ii) a specified percentage of the tenant's monthly gross retail sales (the "Percentage Rent") (which generally ranges between 4% and 8% of tenant's gross sales).

                            ALTO PALERMO S.A. (APSA)

NOTE 2:       (CONTINUED)
-------

                            Furthermore, pursuant to the rent escalation clause in most leases, a tenant's Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the accompanying unaudited balance sheets.

                            Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

                            Generally, the Company's lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days' written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

                            The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.
                            Administration fees are recognized monthly when earned.

                            In addition to rent, tenants are generally charged "admission rights", a non-refundable admission fee that tenants may be required to pay upon entering into a lease and upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

                            In September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company's shopping centers. FIBESA's revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

                            ALTO PALERMO S.A. (APSA)

NOTE 2        (CONTINUED)
------

                     a.2.   Sales and development properties
                            --------------------------------

                            The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

                            1. the sale has been consummated;

                            2. the Company has determined that the buyer's
                               initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

                            3. the Company's receivable is not subject to future
                               subordination; and

                            4. the Company has transferred to the buyer the risk
                               of ownership, and does not have a continuing involvement in the property.

                            The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

                      a.3.  E-commerce activities
                            ---------------------

                            The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefonica. E-Commerce Latina owns Altocity.Com, a development stage company. Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com under the equity method of accounting.

                            For the six-month periods ended December 31, 2002 and 2001, net revenues from Altocity.Com totaled Ps.
                            0.3 million and Ps. 1.0 million and had a net loss of Ps. 2.9 million and Ps. 1.7 million, respectively.

                            In addition, the Company holds an interest in Alto Invest, a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. As from May 2001, Alto Invest S.A. suspended all its transactions, excepting its off-line transactions. During the six-month period ended December 31, 2002, the Company has initiated advisory and consultancy services, for which it is restructuring human resources.

                            ALTO PALERMO S.A. (APSA)

NOTE 2       (CONTINUED)
------
              b.     Investments

                     b.1.   Current investments
                            -------------------

                            Time deposits were valued at their face value, plus accrued interest at the closing of the period.

                            Mutual funds have been valued at quotation value in force at period end.

                            See the breakdown of current investments in Schedule D.

                     b.2.   Non-current investments
                            -----------------------

                            Equity investments in controlled and affiliated companies have been accounted for under the equity method, in accordance with the provisions of Technical Resolution No. 5 of the F.A.C.P.C.E.. See the breakdown of non-current investments in Schedule C.

                            At June 30, 2002, the Company recognized an impairment loss generated by the higher value of the shares paid by Shopping Neuquen S.A. amounting to Ps. 3.6 million.

                            The unaudited consolidated financial statements as of and for the six-month period ended December 31, 2002 of Alto Palermo S.A. and its subsidiaries, Emprendimiento Recoleta S.A., Tarshop S.A., Shopping Neuquen S.A., Inversora del Puerto S.A., Alto Invest S.A., Fibesa S.A. and Shopping Alto Palermo S.A. are presented.

                     c.     Inventory
                            ---------

                            Real estate acquired for development and further sale is classified as real estate for sale.

                            Inventories have been valued at their acquisition cost, adjusted for inflation at the end of the period, as defined in Note 1.b).

                            As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

                            ALTO PALERMO S.A. (APSA)

NOTE 2        (CONTINUED)
------

                            The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.a. 2. has been valued at its acquisition cost, adjusted for inflation at the end of the period.

                            At June 30, 2002, the Company recognized an impairment loss generated by the holding of non-current inventories amounting to Ps. 6.2 million.

                            The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

                            The Company anticipates the construction of an office-building complex on the land located near Paseo Alcorta Shopping Center.

                  d.        Fixed assets
                            ------------

                            Properties purchased for rental purposes are classified as fixed assets.

                            Fixed assets have been valued at cost, adjusted for inflation at the end of the period, as defined in
                            Note 1.b)., less accumulated depreciation.

                            Furthermore, there are a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 3.9 million, which was recorded against an appraisal revaluation reserve account in the shareholders' equity. This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

                            As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

                            At June 30, 2002 the Company recognized an impairment loss generated by the holding of fixed assets amounting to Ps. 51.0 million.

                            ALTO PALERMO S.A. (APSA)

NOTE 2        (CONTINUED)
------

                            Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition, apportioned to the months elapsed until the closing of the period.

                            The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value.

                    e.      Intangible assets
                            -----------------

                            Intangible assets have been valued at cost, adjusted for inflation at the end of the period, as defined in Note 1.b)., net of accumulated amortization at period end.

                            See the breakdown of intangible assets in Schedule B.

                          e.1.     Trademarks
                                   ----------

                            Trademarks represent fees and expenses related to their registration.

                          e.2.     Deferred financing costs
                                   ------------------------

                            Deferred financing costs represent expenses incurred in connection with the issuance of Notes, Senior Notes and unsecured convertible Notes by the Company mentioned in Note 3.g) (ii). These expenses are stated at cost, adjusted for inflation at the end of the period as described in Note 1.b)., less accumulated amortization. Amortization is calculated using the straight-line method over the term of the respective obligations.

                          e.3.      Preoperating expenses
                                    ---------------------

                            Preoperating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

                          e.4.      Advertising expenses
                                    --------------------

                            Advertising expenses relate to the Torres Abasto project and the opening of Abasto Shopping. The expenses incurred in relation to Torres Abasto project are recognized in the statement of income as determined under the percentage-of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

                            ALTO PALERMO S.A. (APSA)

NOTE 2              (CONTINUED)
------

                          e.5.      Investment projects
                                    -------------------

                            Investment projects represent expenses incurred by the Company in projects connected with sales made through mass media which are amortized under the straight-line method as from the start-up of the project. These expenses are written off upon abandonment or disposal of project.

                          e.6.      Goodwill
                                    --------

                            Goodwill, representing the excess of cost over the fair value of net identifiable assets acquired, is stated at cost adjusted for inflation at the end of the period, as described in Note 1.b) and is amortized on a straight-line basis over its estimated economic life, not exceeding 10 years. The goodwill included in this caption are originated in the purchase of Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A. shares.

                          e.7.      Tenant list - Patio Bullrich
                                    ----------------------------

                            This item represents the acquired tenant list of the Patio Bullrich shopping mall which is stated at cost adjusted for inflation at the end of the period, as described in Note 1.b) and is amortized using the straight-line method over a five years period.

              f.    Monetary assets and liabilities
                    -------------------------------

                    Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

              g.    Foreign currency assets and liabilities
                    ---------------------------------------

                    Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period end.

                            ALTO PALERMO S.A. (APSA)

NOTE 2              (CONTINUED)
------

              h.    Allowance for doubtful accounts and mortgage receivable
                    -------------------------------------------------------

                    The Company provides for losses relating to accounts and mortgage receivable. The determination of the allowance is based on the evaluation of several factors, including the tenant's credit risk, the history of their accounts with the Company and the general economic conditions of the country.

                    Although the management used the information available to make its evaluations, adjustments can be made if future economic conditions differ considerably from the assumptions used.

                    These unaudited financial statements have been prepared taking into account all the significant facts that were reasonably used in these estimates.

              i.    Income tax provision and asset tax provision
                    --------------------------------------------

                    The Company determines the income tax charge by applying the 35% rate in force to the estimated taxable profit, without considering the effect of temporary differences between the accounting and taxable net income.

                    During the year ended June 30, 1999, Law No. 25,063 set out the asset tax for ten fiscal years. This tax supplements the income tax, because while the latter is levied on the taxable income for the year, the asset tax is levied on the potential yield of certain assets at a 1% rate, and the Company's tax liability is the higher of both taxes.

                    The amount of asset tax in excess of income tax in a given fiscal year can be computed as payment on account of income tax to be generated in the following ten years, in accordance with Law No. 25,360, thus modifying the initial term of four years.

                    The Company has considered the effect of this tax in determining the income tax provision for the period.

              j.    Shareholders' equity
                    --------------------

                    The opening balances and account activity are stated in currency values of the relevant months, adjusted for inflation at the end of the period, as defined in Note 1.b).

                            ALTO PALERMO S.A. (APSA)

NOTE 2              (CONTINUED)
------

              k.    Results for the period
                    ----------------------

                    The results for the period are shown as follows:

                        - Income and expenses items are stated in the currency values of the relevant month, adjusted for inflation at the end of the period, as defined in Note 1.b).

                        - Charges for assets consumed (higher investment value amortization, fixed asset depreciation, intangible asset amortization and cost of properties) were determined based on the values recorded for such assets.

                        - Financial results are included in Note 3.k), broken down to show those generated by assets and by liabilities.

              l.    Use of estimates
                    ----------------

                    The preparation of the unaudited financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited financial statements, and the reported amounts of revenues and expenses for the period. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income tax and contingencies. Future actual results could differ from the estimates and assumptions prepared at the date of these unaudited financial statements.

              m.    Advertising expenses
                    --------------------

                    The Company generally expenses advertising and promotion costs as incurred with the exception of advertising and promotion expenses incurred to market real estate projects. See note 2.e.4 for details. Advertising and promotion expenses were approximately Ps. 0.009 million and Ps. 0.09 million for the six-month periods ended December 31, 2002 and 2001, respectively.

              n.    Pension information
                    -------------------

                    The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute.

                    The Company does not sponsor any employee stock ownership plans.

                            ALTO PALERMO S.A. (APSA)

NOTE 2              (CONTINUED)
------

              o.    Impairment of long-lived assets
                    -------------------------------

                    The Company periodically evaluates the carrying value of its long-lived assets for impairment. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, undiscounted and without interest, from such asset is separately identifiable and less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset, as mentioned in Notes 2.b.2, 2.c. and 2.d.. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved or based on independent appraisals.

              p.    Vacation expenses
                    -----------------

                    Vacation expenses are fully accrued in the period the employee renders services to earn such vacation.

              q.    Hedging instruments
                    -------------------

                    From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. For details on the Company's derivative instruments activity, see Note 9.

                    - INTEREST RATE SWAPS

                    Interest rate swaps are used to effectively hedge certain interest rate exposures. Interest rate swap agreements are accounted for on an accrual basis, with the net receivable or payable recognized as an adjustment to interest expense. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the interest rate swap agreements is not recognized in the accompanying unaudited consolidated financial statements.

                    - FOREIGN CURRENCY FORWARD-EXCHANGE CONTRACTS

                    The Company enters into foreign currency forward-exchange contracts with maturities of three months or less. These forward contracts may be rolled over to provide continuing coverage throughout the fiscal year. Consistent with the Company's risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. The fair value of the forward foreign exchange contracts is not recognized in the accompanying unaudited consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)

NOTE 3:       BREAKDOWN OF THE MAIN CAPTIONS
-------       ------------------------------

              The breakdown of the main captions is as follows:

              A)    CASH AND BANKS:

                                                                  2002            2001
                                                                   Ps.             Ps.
                                                           ----------------- ---------------
              Cash in local currency                                11,611       5,773,388
              Cash in foreign currency                           1,110,370         483,085
              Banks in local currency                            7,195,803       8,694,635
              Banks in foreign currency                          3,668,968       3,128,236
              Saving accounts                                       31,370          57,350
                                                           ----------------- ---------------
                                                                12,018,122      18,136,694
                                                           ================= ===============

              B)    ACCOUNTS RECEIVABLE, NET:

                                                                   2002            2001
                                                                    Ps.            Ps.
                                                               -------------- ---------------
              CURRENT
              Leases and services receivable                     12,620,524      16,469,775
              Pass-through expenses receivable                    6,885,598       9,264,359
              Debtors under legal proceedings                    14,749,714      35,563,510
              Checks to be deposited                              4,306,454      21,032,450
              Mortgage receivable                                   267,089         635,866
              Notes receivable                                      165,560         768,381
              Credit card receivable                                      -      10,444,126
              Less:
              Allowance for doubtful accounts (Schedule E)      (27,645,368)    (49,704,646)
                                                               -------------- ---------------
              Total                                              11,349,571      44,473,821
                                                               -------------- ---------------

              NON-CURRENT
              Leases and services receivable                          2,050       3,219,047
              Pass-through expenses receivable                            -         820,801
              Mortgage receivable                                 1,226,980       3,391,472
                                                               -------------- ---------------
              Total                                               1,229,030       7,431,320
                                                               -------------- ---------------
                                                                 12,578,601      51,905,141
                                                               ============== ===============

                            ALTO PALERMO S.A. (APSA)

NOTE 3:  (CONTINUED)
-------
              C)    OTHER RECEIVABLES AND PREPAID EXPENSES, NET:

                                                                    2002            2001
                                                                     Ps.             Ps.
                                                             ----------------- ---------------
              CURRENT
              -------
              Related parties (Note 5)                             13,707,031      34,905,147
              Prepaid expenses                                        474,112         644,608
              Dividends receivable (Note 5)                           426,461         930,581
              Prepaid gross sales tax                                 258,541         573,534
              Prepaid services                                        222,539           2,450
              Guarantee deposits (i)                                  296,452         235,497
              Income tax advances                                     102,869               -
              Other tax credits                                        28,995         124,113
              Other                                                   368,951         870,820
                                                                -------------------------------
              Total                                                15,885,951      38,286,750
                                                                -------------------------------

              (i) Includes Ps. 107,922 which are restricted (see Note 7.a)


              NON-CURRENT
              -----------
              Asset tax credits                                    17,845,752      28,493,476
              Interest rate swap receivable (ii)                    4,673,750     109,301,443
              Mortgage receivable                                   2,208,275       4,818,677
              Prepaid gross sales tax                                 185,123         791,766
              Income tax                                               30,840          77,251
              Less:
              Allowance for doubtful mortgage receivable
              (Schedule E)                                         (2,208,275)     (4,818,677)
                                                                -------------------------------
              Total                                                22,735,465     138,663,936
                                                                -------------------------------
                                                                   38,621,416     176,950,686
                                                                ===============================

              (ii) Corresponds to: 1) US$ 50 million for guarantees granted to Morgan Guaranty Trust Company of New York, 2) a liability of US$
              69.1 million and 3) a right of Ps. 69.1 million arising from a Swap agreement (See Note 7.c) and 9.i).

                            ALTO PALERMO S.A. (APSA)

NOTE 3:  (CONTINUED)
-------

              D)    INVENTORY, NET:

                                                                      2002          2001
                                                                       Ps.           Ps.
                                                               ------------------------------
              CURRENT
              -------
              Torres de Abasto                                       607,276      2,488,719
              Resale merchandise                                           -        177,153
                                                               ------------------------------
              Total                                                  607,276      2,665,872
                                                               ------------------------------

              NON-CURRENT
              -----------
              Alcorta Plaza                                       16,742,726     18,889,443
              Air space Supermercado Coto - Aguero 616             8,976,218     13,047,288
                                                               ------------------------------
              Total                                               25,718,944     31,936,731
                                                               ------------------------------
                                                                  26,326,220     34,602,603
                                                               ==============================

              E)    TRADE ACCOUNTS PAYABLE:

                                                                    2002          2001
                                                                    Ps.            Ps.
                                                               ------------------------------
              CURRENT
              -------
              Suppliers                                            4,638,926     16,083,873
              Accruals                                             1,696,266      4,101,276
              Imports payable                                      1,175,567        770,650
              Alto Checks program payable                                  -      3,367,860
                                                               ------------------------------
              Total                                                7,510,759     24,323,659
                                                               ------------------------------

              NON-CURRENT
              -----------
              Imports payable                                      4,884,668      3,862,454
                                                               ------------------------------
              Total                                                4,884,668      3,862,454
                                                               ------------------------------
                                                                  12,395,427     28,186,113
                                                               ==============================

                            ALTO PALERMO S.A. (APSA)

NOTE 3:       (CONTINUED)
-------

              F)    CUSTOMER ADVANCES:

                                                                      2002          2001
                                                                       Ps.           Ps.
                                                               ------------------------------
              CURRENT
              -------
              Admission rights (i)                                 5,289,229     16,808,409
              Lease advances (ii)                                  2,343,859     23,488,024
              Torres Abasto advances                                 537,310      1,623,443
              Guarantee deposits                                     156,495        341,488
                                                               ------------------------------
              Total                                                8,326,893     42,261,364
                                                               ------------------------------

              NON-CURRENT
              -----------
              Admission rights (i)                                11,886,893     31,181,670
              Lease advances (ii)                                 11,846,911     23,244,663
              Guarantee deposits                                     276,418        609,657
                                                               ------------------------------
              Total                                               24,010,222     55,035,990
                                                               ==============================
                                                                  32,337,115     97,297,354
                                                               ==============================


              (i) Balance corresponds to admission rights paid by the tenants of the shopping centers. Included as non-current there are Ps. 4,500,000 paid by NAI International II, Inc. to be applied to the Rosario shopping cinema complex to be built.

                   This advance payment does not accrue any interest as long as the Company does not cancel the development of the Rosario project.

              (ii) As of December 31, 2002 lease and services advances include current and non-current balances of Ps. 1.2 million and Ps.
                   8.6 million, respectively, corresponding to advances made by Hoyts Cinemas for the construction of the cinema complexes at the Abasto and Alto Noa shopping centers.

                   These advances accrue interest at six-month London Inter-Bank Offered Rate ("LIBOR") plus 2-2.25%. As of December 31, 2002 the six-month LIBOR was 1.39%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

                            ALTO PALERMO S.A. (APSA)

NOTE 3:       (CONTINUED)
-------

              G)     SHORT-TERM AND LONG-TERM DEBT:

                                                                      2002          2001
                                                                       Ps.           Ps.
                                                               ------------------------------
              SHORT-TERM DEBT
              ---------------
              - Banks
                -----
               Banca Nazionale del Lavoro loan                              -      32,731,500
               Citibank loan                                                -      19,857,110
               Bank Boston loan                                             -      17,173,127
               Banco Rio de la Plata loan                                   -      10,910,500
               Banco Galicia loan                                           -       4,364,200
               Accrued interest                                             -        145,950
                                                               --------------------------------
               Subtotal                                                     -      85,182,387
                                                               --------------------------------

               - Financial
               Seller financing (i)                                 4,769,871       7,124,576
               Accrued interest for seller financing (i)              547,938         802,640
               Accrued interest for Notes, Senior Notes and
               unsecured convertible Notes (ii)                     9,013,688       5,594,385
               Other                                                        -       2,265,247
                                                               --------------------------------
               Subtotal                                            14,331,497      15,786,848
                                                               --------------------------------
               Total                                               14,331,497     100,969,235
                                                               --------------------------------

              LONG-TERM DEBT
              --------------
               - Financial
                 ---------
               Notes, Senior Notes and unsecured convertible
               Notes (ii)                                        237,567,333     194,075,974
                                                               --------------------------------
               Subtotal                                          237,567,333     194,075,974
                                                               --------------------------------
               Total                                             237,567,333     194,075,974
                                                               --------------------------------
                                                                 251,898,830     295,045,209
                                                               ================================


              (i) Includes Ps. 5,317,809 related to seller financing obtained in connection with the acquisition of Shopping Neuquen on July 6, 1999, of which Ps. 1,504,861 relates to a reference stabilization index (CER). Such loan accrues interest at six-month LIBOR. As of December 31, 2002 the six-month LIBOR was 1.39%.

                            ALTO PALERMO S.A. (APSA)

NOTE 3:  (CONTINUED)
------

         (ii)     Includes:

              a) Ps. 50.3 million 14.875% unsecured Notes due April 7, 2005. Interest on the Notes are payable semiannually on April 7 and October 7 each year, commencing October 7, 2000. On October 7, 2002 the Company settled semiannually interest accrued at the end of the period.

                   As of December 31, 2002 the Company was not in compliance with certain financial ratios required by the Trust Agreement signed for the issue of the Notes. As a result, the Company and its subsidiaries are not able to incur additional indebtedness for so long as such covenant violation is in existence.

              b) Ps. 18.7 million Senior Notes due January 13, 2005. Interest accrue at a corrected Badlar rate plus 395 base points.

                   Under the terms of Decree No. 214/02, debts in U.S. dollars in the financial system were converted to pesos at the exchange rate of Ps. 1 per US$ 1 or its equivalent in such other currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were applied to these debts. As of December 31, 2002, the rate applied to this debts was 8% per annum.

                   Interest on the Senior Notes are payable quarterly beginning on July 17, 2001. On January 13, 2003 the Company settled quarterly interest accrued at the end of the period.

                   These Senior Notes are guaranteed by the trust transfer in favor of its holders of all the shares of Shopping Alto Palermo S.A.'s equity.

                   The Company applied the net funds arising from offering the securities to the settlement of bank loans and redemption of Senior Notes Class A-2, thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

                   The conditions of the Senior Notes require that the Company maintain certain financial ratios and conditions, indexes and levels of indebtedness, as well as setting limits on the obtaining of new loans.

                            ALTO PALERMO S.A. (APSA)

NOTE 3:  (CONTINUED)
-------

                   As of December 31, 2002 as a result of the current situation, the Company was not in compliance with certain financial ratios required by the Trust Agreement signed for the issue of the Senior Notes. After the closing date, the Company called an Extraordinary Bondholders' Meeting for February 10, 2003, in which obtained a limited waiver with respect to the non-compliance with commitments included in the "Certain Commitments" clause, "Financial Ratios" sub-clause in the Price Supplement of the Class A Senior Notes dated January 15, 2001 during the quarter commenced July 1, 2002 and ended December 31, 2002 without condoning any non-compliance subsequent to December 31, 2002 or any modification to these commitments in the future.

              c) The amount of Ps. 168.5 million corresponding to the issue of Series I of unsecured convertible Notes for up to US$ 50 million which were fully subscribed.

                   The Notes are convertible into ordinary shares of the Company at the option of the holder. The issue terms and conditions include a conversion price of US$ 0.0324, which means that each note may be exchanged for 30,864 shares with a par value of Ps. 0.1, interest accrues at an annual rate of 10% and is payable semiannually and at a subscription price of 100% of the principal amount of the Notes. These Notes will fall due on July 19, 2006.

                   On January 15, 2003 the Company settled interest accrued at the end of the period.

         H)   SALARIES AND SOCIAL SECURITY PAYABLE:

                                                        2002         2001
                                                        Ps.           Ps.
                                                     -------------------------
              Provision for vacation and bonuses         485,294   1,546,552
              Social security payable                    344,221     736,712
              Other                                       39,252     154,436
                                                     -------------------------
                                                         868,767   2,437,700
                                                     =========================

                            ALTO PALERMO S.A. (APSA)

NOTE 3:       (CONTINUED)
-------

              I)     TAXES PAYABLE:

                                                          2002        2001
                                                          Ps.          Ps.
                                                     --------------------------
              VAT payable, net                        2,342,869     1,951,991
              Asset tax payable, net                  1,605,523             -
              Gross sales tax payable                   380,379       352,732
              Gross sales tax withholdings              210,023       396,939
              Tax on corporate indebtedness (i)          46,569        23,477
              Other tax withholdings                     96,313       437,878
              Property tax provision                     68,395             -
              Income tax provision                            -     2,506,360
              Other taxes                                     -        44,260
                                                     --------------------------
              Total                                   4,750,071     5,713,637
                                                     ==========================

              (i) Effective January 1, 1999 interest payable is subject to a 15%
                  tax levied on interest paid on debt and other financial costs incurred by the Company. Pursuant to a new tax reform enacted December 12, 2000, this tax was gradually reduced as from January 1, 2001 and eliminated effective July 1, 2002.

              J)    OTHER LIABILITIES:

                                                                2002       2001
                                                                 Ps.        Ps.
                                                            -----------------------
              CURRENT
              -------
              Withholdings and guarantee deposits              299,474    793,202
              Contributed leasehold improvements (i)           210,666    210,666
              Accrual for directors fees, net                        -     11,783
              Other                                            100,990    195,567
                                                            -----------------------
              Total                                            611,130  1,211,218
                                                            -----------------------

              NON-CURRENT
              -----------
              Provision for contingencies (ii) (Schedule E)  3,719,157  4,269,844
              Contributed leasehold improvements (i)         1,000,691  1,211,336
              Withholdings and guarantee deposits               12,000     26,185
                                                            -----------------------
              Total                                          4,731,848  5,507,365
                                                            -----------------------
                                                             5,342,978  6,718,583
                                                            =======================

                            ALTO PALERMO S.A. (APSA)

NOTE 3:       (CONTINUED)
-------

              (i) Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the six-month periods ended December 31, 2002 and 2001.

              (ii) In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company's legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

       K)       FINANCIAL RESULTS, NET:

                                                                           2002          2001
                                                                           Ps.            Ps.
                                                                      -----------------------------
              FINANCIAL RESULTS GENERATED BY ASSETS:
              Interest income                                            3,108,959      1,722,962
              Interest income from related parties (Note 5)              1,117,238      2,069,534
              Loss on exposure to inflation                            (10,238,387)             -
                                                                      -----------------------------
              Total                                                     (6,012,190)     3,792,496
                                                                      -----------------------------

              FINANCIAL RESULTS GENERATED BY LIABILITIES:
              Exchange differences, net                                 33,362,396         (4,696)
              Interest income (expense) with related parties (Note 5)    8,978,468     (7,550,472)
              Gain on exposure to inflation                              6,934,451              -
              Gain on early redemption of debt (i)                       2,203,331              -
              Interest expense                                          (8,436,347)   (34,568,937)
              Other                                                       (469,473)      (847,239)
                                                                      -----------------------------
              Total                                                     42,572,826    (42,971,344)
                                                                      -----------------------------
                                                                        36,560,636    (39,178,848)
                                                                      =============================

                            ALTO PALERMO S.A. (APSA)

NOTE 3:       (CONTINUED)
-------

              L)       OTHER INCOME (EXPENSE), NET:

                                                                 2002         2001
                                                                 Ps.           Ps.
                                                            ------------------------------
              Gain (loss) on early redemption of debt (i)       5,713,955      (392,972)
              Gain from sale of intangible assets               2,082,383             -
              Recovery of allowance for doubtful accounts         391,164             -
              Provision for contingencies, net                 (1,910,784)      (93,763)
              Donations                                            (3,697)      (12,220)
              Allowance for doubtful mortgage receivable                -    (2,834,938)
              Write-off of abandoned investment projects                -      (330,785)
              Other                                                   664       221,020
                                                            ------------------------------
                                                                6,273,685    (3,443,658)
                                                            ==============================


              (i) During the six-month period ended December 31, 2002, the Company redeemed Senior Notes for Ps. 31.5 million and Notes for Ps. 1.1 million which originated a charge of Ps. 0.5 million relating to the amortization of deferred financing costs.

                            ALTO PALERMO S.A. (APSA)

NOTE 4:       COMMON STOCK
-------

              As of December 31, 2002, the capital stock consisted of 700,000,000 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

              ============================================================================================
                                                               Approved by               Date of record
                                                                                        with the Public
                                                                                          Registry of
                                                                                            Commerce
                                                    -----------------------------------
                                         Par Value           Body              Date
              --------------------------------------------------------------------------------------------
              Shares issued for cash          400   Extraordinary            29.10.87      29.12.1987
                                                    Shareholders' Meeting
              Shares issued for cash        1,600   Extraordinary            26.10.88      29.12.1988
                                                    Shareholders' Meeting
              Shares issued for cash       38,000   Extraordinary            25.10.89      05.02.1990
                                                    Shareholders' Meeting
              Shares issued for cash    9,460,000   Ordinary and             31.08.95      15.03.1996
                                                    Extraordinary
                                                    Shareholders' Meeting
              Shares issued for cash   16,000,000   Ordinary and             29.10.96      15.05.1998
                                                    Extraordinary
                                                    Shareholders' Meeting
              Shares issued for cash   38,000,000   Ordinary and             10.03.98      21.10.1999
                                                    Extraordinary
                                                    Shareholders' Meeting
              Shares issued for cash      581,061   Ordinary and             06.08.99       Pending
                                                    Extraordinary
                                                    Shareholders' Meeting
              Shares issued for cash    5,918,939   Ordinary and             06.08.99       Pending
                                                    Extraordinary
                                                    Shareholders' Meeting
                                     ------------
                                       70,000,000
              ============================================================================================

              On November 9, 2000, the U.S. Securities and Exchange Commission
              (SEC) authorized the public offering of the shares in the U.S.. Additionally, the Nasdaq authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

                            ALTO PALERMO S.A. (APSA)

5.       BALANCES AND TRANSACTIONS WITH RELATED PARTIES
         ----------------------------------------------

                  The following is a summary of the balances and transactions with related parties:

===================================================================================================================

                           Company
                                                                                Relation




-------------------------------------------------------------------------------------------------------------------
  IRSA Inversiones y Representaciones Sociedad Anonima    Shareholder
-------------------------------------------------------------------------------------------------------------------
  IRSA Inversiones y Representaciones Sociedad Anonima    Shareholder
-------------------------------------------------------------------------------------------------------------------
  IRSA Inversiones y Representaciones Sociedad Anonima    Shareholder
-------------------------------------------------------------------------------------------------------------------
  IRSA Inversiones y Representaciones Sociedad Anonima    Shareholder
-------------------------------------------------------------------------------------------------------------------
  Goldman Sachs and Co.                                   Shareholder
-------------------------------------------------------------------------------------------------------------------
  Parque Arauco S.A.                                      Shareholder
-------------------------------------------------------------------------------------------------------------------
  Parque Arauco S.A.                                      Shareholder
-------------------------------------------------------------------------------------------------------------------
  Tarshop S.A.                                            Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Tarshop S.A.                                            Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Tarshop S.A.                                            Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Tarshop S.A.                                            Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Perez Cuesta S.A.C.I.                                   Equity investee
-------------------------------------------------------------------------------------------------------------------
  Emprendimiento Recoleta S.A.                            Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Emprendimiento Recoleta S.A.                            Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Emprendimiento Recoleta S.A.                            Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Emprendimiento Recoleta S.A.                            Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Fibesa S.A.                                             Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Fibesa S.A.                                             Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Fibesa S.A.                                             Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Fibesa S.A.                                             Subsidiary
-------------------------------------------------------------------------------------------------------------------
  E-Commerce Latina S.A.                                  Equity investee
-------------------------------------------------------------------------------------------------------------------
  E-Commerce Latina S.A.                                  Equity investee
-------------------------------------------------------------------------------------------------------------------
  Altocity.com S.A.                                       Subsidiary of E-Commerce Latina S.A.
-------------------------------------------------------------------------------------------------------------------
  Altocity.com S.A.                                       Subsidiary of E-Commerce Latina S.A.
-------------------------------------------------------------------------------------------------------------------
  Altocity.com S.A.                                       Subsidiary of E-Commerce Latina S.A.
-------------------------------------------------------------------------------------------------------------------
  Alto Invest S.A.                                        Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Shopping Alto Palermo S.A.                              Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Shopping Alto Palermo S.A.                              Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Inversora del Puerto S.A.                               Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Shopping Neuquen S.A.                                   Subsidiary
-------------------------------------------------------------------------------------------------------------------
  Cresud S.A.                                             Shareholder of IRSA Inversiones y Representaciones S.A.
-------------------------------------------------------------------------------------------------------------------
  Cresud S.A.                                             Shareholder of IRSA Inversiones y Representaciones S.A.
===================================================================================================================

===================================================================================================================================
                                                          Income (expense) included in
                                                           the statements of income                  Balance receivable (payable)
          Description of transaction/caption           for the six-month periods ended                          as of
                                                     ------------------------------------------------------------------------------
                                                        31.12.2002          31.12.2001               31.12.2002        31.12.2001
                                                           Ps.                  Ps.                     Ps.                 Ps.

-----------------------------------------------------------------------------------------------------------------------------------
 Current payable with related parties                            -                   -                (186,500)       (64,390,385)
-----------------------------------------------------------------------------------------------------------------------------------
 Other current receivables and prepaid expenses                  -                   -                  11,673            133,411
-----------------------------------------------------------------------------------------------------------------------------------
 Interest income                                           114,096                   -                       -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Interest income (expense)                               6,053,138          (6,601,998)                      -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Current payable with related parties                            -                   -                  (6,512)           (14,210)
-----------------------------------------------------------------------------------------------------------------------------------
 Interest income (expense)                               3,050,638            (948,474)                      -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Current payable with related parties                            -                   -                       -        (33,663,595)
-----------------------------------------------------------------------------------------------------------------------------------
 Leases                                                    130,976             309,577                       -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Interest income                                         1,003,142           2,069,534                       -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Other current receivables and prepaid expenses                  -                   -              13,477,046         29,202,080
-----------------------------------------------------------------------------------------------------------------------------------
 Current payable with related parties                            -                   -                       -            (21,330)
-----------------------------------------------------------------------------------------------------------------------------------
 Dividends receivable                                            -                   -                  75,000            163,658
-----------------------------------------------------------------------------------------------------------------------------------
 Other current receivables and prepaid expenses                  -                   -                 155,889            797,671
-----------------------------------------------------------------------------------------------------------------------------------
 Current payable with related parties                            -                   -                       -         (1,525,875)
-----------------------------------------------------------------------------------------------------------------------------------
 Administration fees                                        72,431             159,293                       -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Dividends receivable                                            -                   -                 351,461            766,923
-----------------------------------------------------------------------------------------------------------------------------------
 Administration fees                                        60,359             130,926                       -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Other current receivables and prepaid expenses                  -                   -                       -            145,440
-----------------------------------------------------------------------------------------------------------------------------------
 Interest expense                                         (125,308)                  -                       -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Current payable with related parties                            -                   -              (2,072,479)        (2,994,123)
-----------------------------------------------------------------------------------------------------------------------------------
 Other current receivables and prepaid expenses                  -                   -                  12,566             27,420
-----------------------------------------------------------------------------------------------------------------------------------
 Administration fees                                         3,018                   -                       -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Other current receivables and prepaid expenses                  -                   -                  36,817            287,655
-----------------------------------------------------------------------------------------------------------------------------------
 Current payable with related parties                            -                   -                 (16,477)          (241,438)
-----------------------------------------------------------------------------------------------------------------------------------
 Administration fees                                        21,126                   -                       -                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Other  current receivables and prepaid expenses                 -                   -                   5,038             33,952
-----------------------------------------------------------------------------------------------------------------------------------
 Other current receivables and prepaid expenses                  -                   -                       -          4,235,260
-----------------------------------------------------------------------------------------------------------------------------------
 Current payable with related parties                            -                   -                       -         (5,636,377)
-----------------------------------------------------------------------------------------------------------------------------------
 Current payable with related parties                            -                   -                (105,000)          (229,121)
-----------------------------------------------------------------------------------------------------------------------------------
 Other current receivables and prepaid expenses                  -                   -                     950                  -
-----------------------------------------------------------------------------------------------------------------------------------
 Other current receivables and prepaid expenses                  -                   -                   7,052             42,258
-----------------------------------------------------------------------------------------------------------------------------------
 Current payable with related parties                            -                   -                 (46,919)          (216,651)
===================================================================================================================================

                            ALTO PALERMO S.A. (APSA)

NOTE 6:       NET INCOME (LOSS) IN RELATED COMPANIES
-------       --------------------------------------

              The breakdown of the net income (loss) in related companies is the following:

                                                                                      2002             2001
                                                                                       Ps.             Ps.
                                                                                 ---------------- ----------------
              Income (loss) in related parties                                       3,912,226      (19,812,693)
              Amortization of Tarshop S.A., Inversha S.A., Pentigras S.A.
              and Fibesa S.A. goodwill                                              (1,173,885)      (1,173,885)
                                                                                 ---------------- ----------------
                                                                                     2,738,341      (20,986,578)
                                                                                 ================ ================


NOTE 7:       RESTRICTED ASSETS
-------       -----------------

              Further to the comments in Note 3.g) (ii) b), the Company owns the following restricted assets:

              a) At December 31, 2002, in the other receivables and prepaid expenses caption, the Company has funds amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40 - Court employee's office, concerning the case "Del Valle Soria, Delicia c/New Shopping S.A.", re dismissal without legal justification.

              b) At December 31, 2002, there was Ps. 14.5 million in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

              c) At December 31, 2002 there is a balance of Ps. 168.5 million in the caption other non-current receivables and prepaid expenses corresponding to funds guaranteeing derivative instruments transactions. See Notes 3.c (ii) and 9.i.).

NOTE 8:       MERGER WITH CONTROLLED COMPANIES
-------       --------------------------------

              a) The mergers through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on September 30, 1999.

                   The date of the merger was set for tax and financial purposes as from July 1, 2000.

                   The merger proceedings are currently pending approval by the Corporate Control Bodies.

              b) The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

                   The merger proceedings are currently pending approval by the Corporate Control Bodies.

                            ALTO PALERMO S.A. (APSA)

NOTE 9:       DERIVATIVE INSTRUMENTS
-------       ----------------------

              The Company utilizes various hedge instruments, primarily interest rate swaps and foreign currency forward-exchange contracts, to manage its interest rate exposure associated with its peso-denominated fixed-rate debt. The counter parties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults.

              At December 31, 2002 and 2001, the Company had the following derivative activity:

              (I) INTEREST RATE SWAP

              In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statement of income. The related accrued receivable or payable is included as an adjustment to interest payable. The fair value of the swap agreement is not recognized in the unaudited consolidated financial statements. During the six-month periods ended December 31, 2002 and 2001, the Company recognized a gain of Ps. 2.4 million and a loss of Ps. 0.5 million, respectively.

              The Company's risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

              (II)      FOREIGN CURRENCY FORWARD-EXCHANGE CONTRACTS

              The Company enters into foreign currency forward-exchange contracts with maturities of three months or less. These forward contracts may be rolled over to provide continuing coverage throughout the fiscal year. Consistent with the Company's risk management policies, the Company uses foreign currency forward-exchange contracts as a supplement to reduce its overall borrowing costs. The fair value of the forward foreign exchange contracts was not recognized in the accompanying unaudited consolidated financial statements. At December 31, 2002 and 2001, the Company does not hold any foreign currency forward-exchange contract outstanding and during the six-month period ended December 31, 2001 recognized a loss of Ps. 1.6 million.

                            ALTO PALERMO S.A. (APSA)

NOTE 10:     COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES
--------     ----------------------------------------------------

              The Company and Telefonica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. amounting to Ps. 10 million, payable during April 2001, according to their respective holdings and to make, if approved by the Board of Directors of E-Commerce Latina S.A., an optional capital contribution to pursue new lines of business of up to Ps. 12 million, of which Telefonica de Argentina S.A. would contribute 75%.

              On April 30, 2001, the Company and Telefonica de Argentina S.A. made the Ps. 10 million contribution, according to their respective holdings.

              Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands' corporation created to act on behalf of Altocity.com's management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter's capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

NOTE 11:      ISSUE OF UNSECURED CONVERTIBLE NOTES
--------      ------------------------------------

              On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50.0 million.

              After the end of the period granted to exercise the accretion right, the unsecured convertible Notes for US$ 50.0 million were fully subscribed and paid-up.

              This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

              The main issue terms and conditions of the unsecured convertible Notes are as follows:

                     -  Issue currency: US dollars.

                     -  Due date: July 19, 2006.

                     - Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

                     -  Payment currency: US dollars or its equivalent in pesos.

                     - Conversion right: the Notes shall be convertible for ordinary book-entry shares with a par value of 0.10 each and at a price of US$ 0.0324 per share, at the option of each holder.

                     - Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

                            ALTO PALERMO S.A. (APSA)

NOTE 11:      (CONTINUED)
--------

              The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

              Proceeds from the issuance were used to redeem the Senior Notes issued together with Shopping Alto Palermo S.A. (SAPSA) for a total face value of Ps. 47.0 million, of which Ps. 17.5 million correspond to Class A-2, and Ps. 29.5 million to Class B-2 recorded at Shopping Alto Palermo S.A. (SAPSA).

NOTE 12:      RESTRICTIONS ON DISTRIBUTION OF PROFITS
--------      ---------------------------------------

              In accordance with the Argentine Corporation Law and the Company's by-laws, 5% of the net profits of the year must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

                            ALTO PALERMO S.A. (APSA)

                                  FIXED ASSETS
                            For the six-month periods
                        ended December 31, 2002 and 2001
                                                                      SCHEDULE A

=============================================================================================================================
                                         Original value                                            Depreciation
                            -----------------------------------------  -----------------------------------------------------
                                                                                           For the period
                                                                                      --------------------------

                                                                        Accumulated
                             Value as of                  Value as of      as of                                 Accumulated
                              beginning                     end of      beginning of                             as of end of
                               of year      Increases     the period        year         Rate        Amount       the period
           Items                 Ps.           Ps.            Ps.           Ps.           %         Ps. (1)          Ps.
-----------------------------------------------------------------------------------------------------------------------------
Properties:
Shopping centers:
- Abasto                     248,491,373              -   248,491,373      32,646,704    (*)        3,788,434      36,435,138
- Alto Avellaneda            175,032,755          2,012   175,034,767      51,114,585    (*)        4,453,481      55,568,066
- Paseo Alcorta              103,204,369            740   103,205,109      27,703,826    (*)        1,995,427      29,699,253
- Patio Bullrich             157,305,235              -   157,305,235      24,207,998    (*)        3,243,467      27,451,465
- Alto Noa                    42,541,528              -    42,541,528       6,365,419    (*)        1,010,044       7,375,463
Caballito plots of land        8,757,566              -     8,757,566               -     -                 -               -
Rosario plots of land         40,801,774              -    40,801,774               -     -                 -               -
Other                         12,978,759              -    12,978,759         530,380    (*)           62,909         593,289
Leasehold improvements         2,863,630              -     2,863,630       1,995,105    (*)          284,012       2,279,117
Facilities                       560,984              -       560,984         221,418     10           26,035         247,453
Furniture and fixtures         4,394,696         21,467     4,416,163       3,194,492     10          126,423       3,320,915
Vehicles                         124,430              -       124,430         124,430     33                -         124,430
Computer equipment             9,693,714        186,616     9,880,330       7,879,009     33           66,133       7,945,142
Software                       2,855,291        197,080     3,052,371       1,503,781     20          336,822       1,840,603
Work in progress:
- Caballito                   27,524,997              -    27,524,997               -     -                 -               -
- Rosario                     14,837,900        136,240    14,974,140               -     -                 -               -
- Patio Bullrich                 228,136          3,540       231,676               -     -                 -               -
- Leasehold improvements       1,178,063        317,746     1,495,809               -     -                 -               -
- Paseo Alcorta                  188,668        344,342       533,010               -     -                 -               -
Other                              1,561              -         1,561           1,561     -                 -           1,561
                            -------------------------------------------------------------------------------------------------
TOTAL AS OF DECEMBER 31,
2002                         853,565,429      1,209,783   854,775,212     157,488,708     -        15,393,187     172,881,895
                            =================================================================================================
TOTAL AS OF DECEMBER 31,
2001                         850,724,663      1,670,205   852,394,868     125,407,216     -        16,292,167     141,699,383
=============================================================================================================================


================================================================================

                           -----------------


                                                                     Net
                                                                   carrying
                                                 Net carrying    value as of
                                                  value as of      Dec. 31,
                              Impairment         Dec. 31, 2002       2001
           Items                  Ps.                 Ps.             Ps.
--------------------------------------------------------------------------------
Properties:
Shopping centers:
- Abasto                                  -        212,056,235     219,564,595
- Alto Avellaneda                24,402,910         95,063,791     128,361,677
- Paseo Alcorta                           -         73,505,856      77,453,973
- Patio Bullrich                          -        129,853,770     136,330,038
- Alto Noa                       13,822,984         21,343,081      37,188,668
Caballito plots of land                   -          8,757,566       8,757,566
Rosario plots of land                     -         40,801,774      40,801,774
Other                             1,091,699         11,293,771      12,510,320
Leasehold improvements                    -            584,513       1,134,194
Facilities                                -            313,531         365,478
Furniture and fixtures                    -          1,095,248       1,516,234
Vehicles                                  -                  -           7,550
Computer equipment                        -          1,935,188       2,133,293
Software                                  -          1,211,768       1,462,581
Work in progress:
- Caballito                      11,661,378         15,863,619      27,523,635
- Rosario                                 -         14,974,140      14,251,195
- Patio Bullrich                          -            231,676         226,812
- Leasehold improvements                  -          1,495,809       1,091,699
- Paseo Alcorta                           -            533,010          14,203
Other                                     -                  -               -
                           -----------------------------------------------------
TOTAL AS OF DECEMBER 31,
2002                             50,978,971(2)     630,914,346               -
                           =====================================================
TOTAL AS OF DECEMBER 31,
2001                                      -                  -     710,695,485
================================================================================

(*) Depreciation expense is determined using the straight-line method over the estimated useful life of each property.

(1) The allocation of period depreciation charges in the statements of income is included in Schedule H.

(2)      Net of the amortization of the period of Ps. 1,483,721. See Schedule E.

                            ALTO PALERMO S.A. (APSA)

                                INTANGIBLE ASSETS
                            For the six-month periods
                        ended December 31, 2002 and 2001

                                                                      SCHEDULE B

===========================================================================================================================
                                          Original value                                                  Amortization
                      ------------------------------------------------------------  ------------------------------


                                                                                     Accumulated
                                                                                        as of
                             Value as of                 Decreases    Value as of     beginning     Decreases
                            beginning of                    Ps.           end          of year         Ps.
                                year        Increases                of the period       Ps.
           Items                 Ps.           Ps.                        Ps.
 -----------------------------------------------------------------------------------------------------------------
 Trademarks                        476,738            -        (567)        476,171        134,928        (411)
 Deferred financing costs        9,466,064      225,288           -       9,691,352      6,520,573           -
 Preoperating expenses:
 ---------------------
 - Abasto Shopping               9,747,218            -           -       9,747,218      9,747,218           -
 - Caballito                       902,296       83,675           -         985,971              -           -
 - Rosario Project                 416,057       13,225           -         429,282              -           -
 - Alto shopping                    26,127            -           -          26,127              -           -
 Advertising:
 -----------
 - Torres Abasto                 4,137,257            -           -       4,137,257      4,083,473           -
 - Abasto                        1,527,546            -           -       1,527,546      1,527,546           -
 Investment projects:
 -------------------
 - Multiespacio                     89,457            -           -          89,457         89,457           -
 Goodwill:
 --------
 - Tarshop S.A.                    625,163            -           -         625,163        258,873           -
 - Inversha S.A.                 1,124,360            -           -       1,124,360        432,339           -
 - Pentigras S.A.                  655,409            -           -         655,409        270,759           -
 - Fibesa S.A.                  21,062,841            -           -      21,062,841      4,212,569           -
 Tenant list Patio               4,672,503            -           -       4,672,503      3,504,371           -
 Other                             268,987        1,308           -         270,295         57,277           -
                           ---------------------------------------------------------------------------------------
 TOTAL AS OF DECEMBER 31,       55,198,023      323,496        (567)     55,520,952     30,839,383        (411)
 2002
                           =======================================================================================
 TOTAL AS OF DECEMBER 31,       54,741,609      243,474           -      54,985,083     24,301,432           -
 2001
 =================================================================================================================


========================================================

                           --------------------------------
                                         For the period
                           ----------------------------------------
                                                                                         Net
                                                                                       carrying
                                                       Accumulated    Net carrying   value as of
                                                        as of end      value as of     Dec. 31,
                           Rate        Amount         of the period   Dec. 31, 2002      2001
           Items             %         Ps. (1)             Ps.             Ps.           Ps.
 ---------------------------------------------------------------------------------------------------
 Trademarks                 10             23,101            157,618         318,553        360,788
 Deferred financing costs  20/25        1,051,323          7,571,896       2,119,456      3,459,363
 Preoperating expenses:
 ---------------------
 - Abasto Shopping           -                  -          9,747,218               -              -
 - Caballito                 -                  -                  -         985,971        792,838
 - Rosario Project           -                  -                  -         429,282        381,470
 - Alto shopping             -                  -                  -          26,127         26,127
 Advertising:
 -----------
 - Torres Abasto            (2)            15,309          4,098,782          38,475         74,056
 - Abasto                    -                  -          1,527,546               -              -
 Investment projects:
 -------------------
 - Multiespacio              -                  -             89,457               -              -
 Goodwill:
 --------
 - Tarshop S.A.             10             32,421            291,294         333,869        398,628
 - Inversha S.A.            10             53,556            485,895         638,465        745,554
 - Pentigras S.A.           10             34,308            305,067         350,342        418,946
 - Fibesa S.A.              10          1,053,600          5,266,169      15,796,672     17,902,533
 Tenant list Patio          20            467,263          3,971,634         700,869      1,635,303
 Other                      33             17,630             74,907         195,388        238,129
                          --------------------------------------------------------------------------
 TOTAL AS OF DECEMBER 31,    -       (3)2,748,511         33,587,483      21,933,469              -
 2002
                          ==========================================================================
 TOTAL AS OF DECEMBER 31,    -       (4)4,249,916         28,551,348               -     26,433,735
 2001
 ===================================================================================================


(1) The accounting application of the amortization for the period is set forth in Schedule H.
(2)      They are amortized under the percentaje-of-completion method.
(3) Includes Ps. 705,649 allocated in Note 3.l), Ps. 345,674 in Note 3.k) and Ps. 1,173,885 in Note 6.
(4) Includes Ps. 541,071 allocated in Note 3.l), Ps. 814,574 in Note 3.k) and Ps. 1,173,885 in Note 6.

                            ALTO PALERMO S.A. (APSA)

                          INTEREST IN OTHER COMPANIES
            Unaudited Balance Sheets as of December 31, 2002 and 2001


                                                                      SCHEDULE C

       ===========================================================================================




                                                                           Value          Value
                                                                        recorded as     recorded
                                                                             of           as of
                                                            Shares       31.12.2002    31.12.2001
            Issuer and type of securities         F.V.      owned           Ps.            Ps.
       -------------------------------------------------------------------------------------------
       NON-CURRENT INVESTMENTS
       Perez Cuesta S.A.C.I. - Equity value        1      2,500,000       5,688,061     3,074,274


       Perez   Cuesta    S.A.C.I. - Higher                                7,514,388     7,695,660
       investment value
       -------------------------------------------------------------------------------------------
       Tarshop S.A. - Equity value                 1      4,000,000       1,406,872    12,795,149

       Tarshop S.A. - Irrevocable contributions                             436,428       436,428
       -------------------------------------------------------------------------------------------
       Emprendimiento Recoleta S.A. - Equity       1      6,765,150      14,485,594    16,500,089
       value

       -------------------------------------------------------------------------------------------
       Shopping Neuquen S.A. - Equity value        1      2,081,706       1,816,292     2,019,654
       Shopping Neuquen S.A.-Higher investment                            3,336,965     6,956,522
       value (1)
       Shopping Neuquen S.A.-Irrevocable                                  4,568,567     4,051,791
       -------------------------------------------------------------------------------------------
       Inversora del Puerto S.A.- Equity value     1        11,999         (880,796)     (721,706)


       -------------------------------------------------------------------------------------------
       Shopping Alto Palermo S.A.- Equity value    1      63,233,265    185,109,570    124,075,306

       Shopping Alto Palermo S.A.- Irrevocable                           52,236,075              -
       contributions
       -------------------------------------------------------------------------------------------
       Alto Invest S.A. - Equity value             1      1,410,320      (2,109,616)   (1,321,611)

       Alto Invest S.A. - Irrevocable                                     2,632,414     2,437,713
       -------------------------------------------------------------------------------------------
       E-Commerce Latina S.A. - Equity value       1        12,000       (6,215,652)    2,635,630

       E-Commerce Latina S.A. - Irrevocable                              10,910,705    10,910,500
       contributions
       -------------------------------------------------------------------------------------------
       Fibesa S.A. - Equity value             0.00000001   999,900        3,102,600     4,336,904

       -------------------------------------------------------------------------------------------
       TOTAL                                                            284,038,467    195,882,303
       ===========================================================================================

=========================================================================================================
                                                   Issuer's information
 --------------------------------------------------------------------------------------------------------
                                              Last financial statement
 --------------------------------------------------------------------------------------------
                                                                       Income
                                                                       (loss)          Share    Interest
                                                          Common       for the       holders'     in
                         Legal                             stock         period       equity     common
 Main activity          Address                 Date        Ps.           Ps.           Ps.       stock
----------------------------------------------------------------------------------------------------------

 Real estate    Av. Acceso Este 3280 -        31.12.02   13,225,000    (4,789,953)   48,246,663  18.90%
 investments    Mendoza



----------------------------------------------------------------------------------------------------------
 Credit card    Lavalle 1290 - 7(degrees)     31.12.02   5,000,000     (4,632,537)    2,304,126    80%
                Floor - Bs.As.

----------------------------------------------------------------------------------------------------------
 Building       Av. Pueyrredon 2501 -         31.12.02   13,265,000    (1,360,135)   28,403,126    51%
                Bs.As.
                Capital Federal
----------------------------------------------------------------------------------------------------------
 Development    Rivadavia 86 3(degrees)Floor  31.12.02   2,200,000       (55,155)     6,488,070  94.623%
 Undertakings   Neuquen


----------------------------------------------------------------------------------------------------------
 Real estate    Florida 537 - 18(degrees)     31.12.02      12,000       (15,546)       134,596 99.9917%
 investments    Floor - Bs.As.
                Capital Federal
----------------------------------------------------------------------------------------------------------
 Real estate    Hipolito Yrigoyen 440         31.12.02   63,233,265    9,978,653    237,345,647 99.9999%
 investment     2(degrees)Floor -  Bs.As.
 and
 development
----------------------------------------------------------------------------------------------------------
 E-Commerce     25 de Mayo 359 12(degrees)    31.12.02   1,867,271       (84,814)       693,117 75.5284%
                Floor- Bs.As.

----------------------------------------------------------------------------------------------------------
 Holding        Florida 537 - 18(degrees)     31.12.02      24,000     (2,825,428)    9,390,106    50%
                Floor Bs.As.


----------------------------------------------------------------------------------------------------------
 Agent          Hipolito Yrigoyen 440         31.12.02        0.01       873,404      3,102,910  99.99%
                3(degrees)Floor - Bs.As.
----------------------------------------------------------------------------------------------------------

==========================================================================================================

(1)      Includes an impairment of Ps. 3,619,687.

                                OTHER INVESTMENTS
            Unaudited Balance Sheet as of December 31, 2002 and 2001


                                                                      SCHEDULE D

  ===========================================================================
                                     Value as of              Value as of
                                      31.12.2002               31.12.2001
                  Items                  Ps.                      Ps.
  ---------------------------------------------------------------------------
  CURRENT
  Time deposits                             7,014,523                    -
  Mutual Funds                                  1,377                    -
                               ----------------------------------------------
  Total                                     7,015,900                    -
  ===========================================================================

                            ALTO PALERMO S.A. (APSA)

                            ALLOWANCES AND PROVISIONS
                            For the six-month periods
                        ended December 31, 2002 and 2001



                                                                      SCHEDULE E

===================================================================================================================================

                                                                                                    Carrying value      Carrying
                                                    Balances as of                                       as of        value as of
                                                  beginning of year  Increases       Decreases       Dec. 31, 2002   Dec. 31, 2001
                                      Items              Ps.            Ps.             Ps.               Ps.             Ps.
-----------------------------------------------------------------------------------------------------------------------------------
DEDUCTED FROM ASSETS:
  Allowance for doubtful accounts                        34,870,716             -                                      49,704,646
                                                                                    (1)(7,225,348)        27,645,368
  Allowance for doubtful mortgage receivable              2,463,331             -        (255,056)(2)      2,208,275    4,818,677
  Impairment of non-current investments                   3,619,687             -                -     (7)(3,619,687)           -
  Impairment of non-current inventory                     6,232,149             -                -     (8)(6,232,149)           -
  Impairment of fixed assets                             52,462,692             -   (5)(1,483,721)     (6)50,978,971            -
INCLUDED IN LIABILITIES:
  Provision for contingencies                             8,746,680                                                     4,269,844
                                                                    (10)1,910,784   (9)(6,938,307)         3,719,157
                                                  ---------------------------------------------------------------------------------
TOTAL AS OF DECEMBER 31, 2002                           108,395,255     1,910,784      (15,902,432)       94,403,607            -
                                                  =================================================================================
TOTAL AS OF DECEMBER 31, 2001                            44,188,143                                              58,793,167
                                                                    (3)14,712,940      (4)(107,916)                -
===================================================================================================================================

(1) Includes Ps. 391,164 related to recoveries of the period and Ps. 6,834,184 related to exposure to inflation
(2)  Related to exposure to inflation.
(3)  Includes Ps. 155,952 allocated in Note 3.l).
(4)  Includes Ps. 62,189 allocated in Note 3.l).
(5)  Set forth in Schedule H.
(6)  Set forth in Schedule A.
(7)  Set forth in Schedule C.
(8)  Set forth in Schedule F.
(7) Includes Ps. 2,815,098 reclassified to customer advances, Ps. 3,320,640 paid during the period and Ps. 802,569 related to exposure to inflation.
(8)  Allocated in Note 3.l).

                            ALTO PALERMO S.A. (APSA)

        COST OF LEASES AND SERVICES AND SALES AND DEVELOPMENT PROPERTIES
                            For the six-month periods
                        ended December 31, 2002 and 2001

                                                                      SCHEDULE F

===============================================================================
                                                       2002           2001
                                                        Ps.           Ps.
                                             ----------------------------------
COST OF LEASES AND SERVICES
Expenses (Schedule H)                               15,793,049    26,545,088
                                             ----------------------------------
COST OF LEASES AND SERVICES                         15,793,049    26,545,088
                                             ----------------------------------
COST OF SALES AND DEVELOPMENT PROPERTIES
Stock as of beginning of years               (1)    27,019,759    39,868,268
Purchases of the periods                                 4,856       419,764
Expenses (Schedule H)                                   32,574       379,705
Rescissions of sales contracts                               -       (60,032)
Properties delivered                                  (107,590)     (641,906)
Stock as of end of the periods               (1)   (26,326,220)  (34,602,603)
                                             ----------------------------------
COST OF SALES AND DEVELOPMENT PROPERTIES               623,379     5,363,196
===============================================================================


(1) Includes Ps. 6,232,149 of impairment of non-current inventory allocated in Schedule E.

                            ALTO PALERMO S.A. (APSA)

                     FOREIGN CURRENCY ASSETS AND LIABILITIES
            Unaudited Balance Sheets as of December 31, 2002 and 2001


                                                                      SCHEDULE G

====================================================================================================================
                                                                        Prevailing    Total as of    Total as of
                                                                         exchange      Dec. 31,       Dec. 31,
                                                                           rate           2002          2001
                   Items                      Class        Amount          Ps.            Ps.            Ps.
--------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and banks                                 US$          1,461,571      3.27          4,779,338        3,611,321
Accounts receivable, net                       US$                  -                            -       12,228,864
Other receivables and prepaid expenses         US$             53,570      3.37            180,530        5,437,507
                                                      -----------------             --------------------------------
                                                            1,515,141                    4,959,868       21,277,692
                                                      -----------------             --------------------------------
NON-CURRENT ASSETS
Accounts receivable                            US$                  -                            -        7,431,320
Other receivables and prepaid expenses, net    US$       (19,125,000)      3.37       (64,451,250)      109,536,940
                                                      -----------------             --------------------------------
                                                         (19,125,000)                 (64,451,250)      116,968,260
                                                      -----------------             --------------------------------
TOTAL ASSETS AS OF DECEMBER 31, 2002                     (17,609,859)                 (59,491,302)               -
                                                      =================
                                                                                    ================================
TOTAL ASSETS AS OF DECEMBER 31, 2001                                -                            -      138,245,952
                                                      =================             ================================

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable                         US$            348,833      3.37          1,175,567          770,650
Customer advances                              US$                  -                            -       42,261,364
Short-term debt                                US$          2,540,271      3.37          8,560,713       95,374,849
Related parties                                US$                  -                            -      108,933,105
                                                      -----------------             --------------------------------
                                                            2,889,104                    9,736,280      247,339,968
                                                      -----------------             --------------------------------
NON-CURRENT LIABILITIES
Trade accounts payable                         US$          1,449,456      3.37          4,884,668        3,862,454
Customer advances                              US$                  -                            -       55,035,990
Long-term debt                                 US$         50,000,000      3.37        168,500,000       81,828,750
                                                      -----------------             --------------------------------
                                                           51,449,456                  173,384,668      140,727,194
                                                      -----------------             --------------------------------
TOTAL LIABILITIES AS OF DECEMBER 31, 2002                  54,338,560                  183,120,948               -
                                                      =================             ================================
TOTAL LIABILITIES AS OF DECEMBER 31, 2001                           -                            -     388,067,162
====================================================================================================================


(*) Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c.(ii).

                            ALTO PALERMO S.A. (APSA)

     INFORMATION REQUIRED BY LAW N(DEGREE) 19,550, SECTION 64, PARAGRAPH B)
                            For the six-month periods
                        ended December 31, 2002 and 2001

                                                                      SCHEDULE H

====================================================================================================================


                                                                                                Cost of sales and
                                                            Total as of       Cost of leases       development
                         Items                             Dec. 31, 2002       and services         properties
                                                               Ps.                 Ps.                 Ps.
--------------------------------------------------------------------------------------------------------------------
 Depreciation and amortization                                 14,432,769         14,147,426                    -
 Allowance for doubtful accounts                                        -                  -                    -
 Taxes, rates, contributions and services                         880,194              5,933                    -
 Condominium expenses                                             873,544            873,544                    -
 Parking                                                          708,694            708,694                    -
 Salaries and bonuses                                             502,876                  -                    -
 Insurance                                                        267,169                  -                    -
 Fees and payments for services                                   387,678                  -                    -
 Social security contributions                                    178,674                  -                    -
 Maintenance and repairs                                          264,420                  -               22,662
 Rental                                                           207,935             57,452                    -
 Bank charges                                                     105,696                  -                    -
 Stationery                                                       101,364                  -                    -
 Personnel                                                        111,616                  -                    -
 Control authorities expenses                                      98,518                  -                    -
 Fees for directors                                                     -                  -                    -
 Freight and transportation                                        29,542                  -                    -
 Advertising                                                        9,261                  -                    -
 Computer sevices                                                       -                  -                    -
 Other                                                            139,656                  -                9,912
                                                        ------------------------------------------------------------
 TOTAL AS OF DECEMBER 31, 2002                                 19,299,606         15,793,049               32,574
                                                        ============================================================
 TOTAL AS OF DECEMBER 31, 2001                                          -         26,545,088              379,705
====================================================================================================================


=============================================================================================================
                                                                Expenses
                                                 ----------------------------------------

                                                                                             Total as of
                         Items                     Administrative          Selling          Dec. 31, 2001
                                                        Ps.                 Ps.                 Ps.
-------------------------------------------------------------------------------------------------------------
 Depreciation and amortization                             270,034              15,309          18,012,553
 Allowance for doubtful accounts                                 -                   -          11,722,049
 Taxes, rates, contributions and services                  874,261                   -             604,455
 Condominium expenses                                            -                   -           7,745,728
 Parking                                                         -                   -           1,424,449
 Salaries and bonuses                                      502,876                   -           1,562,641
 Insurance                                                 267,169                   -             156,830
 Fees and payments for services                            387,678                   -             970,153
 Social security contributions                             178,674                   -             290,021
 Maintenance and repairs                                   241,758                   -             358,783
 Rental                                                    150,483                   -             399,429
 Bank charges                                              105,696                   -             193,886
 Stationery                                                101,364                   -             217,470
 Personnel                                                 111,616                   -             174,913
 Control authorities expenses                               98,518                   -              94,465
 Fees for directors                                              -                   -              41,569
 Freight and transportation                                 29,542                   -              60,863
 Advertising                                                     -               9,261              89,628
 Computer sevices                                                -                   -               7,749
 Other                                                      54,176              75,568             195,428
                                                 ------------------------------------------------------------
 TOTAL AS OF DECEMBER 31, 2002                           3,373,845             100,138                   -
                                                 ============================================================
 TOTAL AS OF DECEMBER 31, 2001                           5,015,744          12,382,525          44,323,062
=============================================================================================================

                            ALTO PALERMO S.A. (APSA)

     BREAKDOWN BY MATURITY DATE OF INVESTMENTS, RECEIVABLES AND LIABILITIES
                        AS OF DECEMBER 31, 2002 AND 2001

                                                                      SCHEDULE I



===================================================================================================================================
                                                                                                            2002
                               ----------------------------------------------------------------------------------------------------
                                                                      Other receivables
                                                     Accounts            and prepaid         Trade accounts
                               Investments       receivable, net        expenses, net           payable         Customer advances
                                  (8)                  (1)                   (3)                  (6)                  (5)
                               ----------------------------------------------------------------------------------------------------
  No fixed term                            -                    -             1,805,919                    -                    -
                               ----------------------------------------------------------------------------------------------------


                               ----------------------------------------------------------------------------------------------------
    Past due                               -            4,402,419                     -            2,848,385                    -
                               ----------------------------------------------------------------------------------------------------

     To mature
     In three months               7,015,900            4,942,045             1,867,517            2,805,063            2,706,675
     Between 4 and 6 months                -              593,250            11,637,268              359,882            1,988,708
     Between 7 and 9 months                -            1,249,278                65,805              423,620            1,885,210
     Between 10 and 12 months              -              162,579               509,442            1,073,809            1,746,300
     Between 1 and 2 years                 -              119,557               115,280            1,080,444            3,745,710
     Between 2 and 3 years                 -              117,640             4,718,620            1,080,445            2,705,738
     Between 3 and 4 years                 -              135,756                19,747            1,080,445            2,054,907
     In greater than 4 years               -              856,077            17,881,818            1,643,334           15,503,867
                               ----------------------------------------------------------------------------------------------------
    Total to mature                7,015,900            8,176,182            36,815,497            9,547,042           32,337,115
                               ----------------------------------------------------------------------------------------------------
  Total with fixed term            7,015,900           12,578,601            36,815,497           12,395,427           32,337,115
                               ----------------------------------------------------------------------------------------------------
  Total                            7,015,900           12,578,601            38,621,416           12,395,427           32,337,115
===================================================================================================================================


===============================================================

---------------------------------------------------------------

 Short-term and                                 Other
 long-term debt       Related parties        liabilities
       (2)                  (7)                (1) (4)
---------------------------------------------------------------
                -            2,433,887            1,500,000
---------------------------------------------------------------


---------------------------------------------------------------
                -                    -                    -
---------------------------------------------------------------


        7,937,740                    -            3,586,388
        1,075,947                    -              127,031
                -                    -              482,084
        5,317,810                    -            2,034,465
                -                    -            2,429,824
       69,067,333                    -              210,667
      168,500,000                    -              210,667
                -                    -              380,690
---------------------------------------------------------------
      251,898,830                    -            9,461,816
---------------------------------------------------------------
      251,898,830                    -            9,461,816
---------------------------------------------------------------
      251,898,830            2,433,887           10,961,816
===============================================================



==============================================================================================================
                                                                        2001
--------------------------------------------------------------------------------------------------------------


     Accounts        Other receivables and     Trade accounts                             Short-term and
 receivable, net     prepaid expenses, net         payable         Customer advances      long-term debt
--------------------------------------------------------------------------------------------------------------
                -               6,633,647                     -                    -                    -
--------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------
       12,939,757                 308,573            14,715,052                    -                    -
--------------------------------------------------------------------------------------------------------------


       23,598,597                 898,392             8,023,868           24,735,377           91,767,751
        4,156,045              29,197,762               520,586            6,292,118            1,274,270
        2,128,351                 142,753               559,632            6,100,381                    -
        1,651,071               1,105,623               504,521            5,133,488            7,927,214
        4,339,395              28,873,340               699,597           11,876,057                    -
          307,574                 195,488               699,597            8,601,452                    -
          308,198                 110,846               699,597            6,030,740          194,075,974
        2,476,153             109,484,262             1,763,663           28,527,741                    -
--------------------------------------------------------------------------------------------------------------
       38,965,384             170,008,466            13,471,061           97,297,354          295,045,209
--------------------------------------------------------------------------------------------------------------
       51,905,141             170,317,039            28,186,113           97,297,354          295,045,209
--------------------------------------------------------------------------------------------------------------
       51,905,141             176,950,686            28,186,113           97,297,354          295,045,209
==============================================================================================================



=========================================

-----------------------------------------

                           Other
                        liabilities
 Related parties            (4)
-----------------------------------------
       10,879,124            3,273,150
-----------------------------------------


-----------------------------------------
                -                    -
-----------------------------------------


       98,053,981            4,402,182
                -               52,667
                -               52,667
                -            4,855,039
                -            1,207,360
                -              210,666
                -              210,666
                -              605,523
-----------------------------------------
       98,053,981           11,596,770
-----------------------------------------
       98,053,981           11,596,770
-----------------------------------------
      108,933,105           14,869,920
=========================================

(1) Does not accrue interest, except for Ps. 1,494,069 that accrue interest at a variable market rate.

(2)  Accrue interest at a fixed and variable market rate.

(3)  Includes Ps. 13,477,046 that accrue interest at a fixed rate.

(4) Represents salaries and social security payable, taxes payable and other liabilities.

(5)  Includes Ps. 9,865,258 that accrue interest at a variable market rate.

(6)  Includes Ps. 6,060,235 that accrue interest at a variable market rate.

(7)  Includes Ps. 2,072,479 that accrue interest at a fixed rate.

(8)  Accrue interest at a fixed rate.

                            ALTO PALERMO S.A. (APSA)


                    BUSINESS OVERVIEW AS OF DECEMBER 31, 2002



1. BRIEF COMMENTS ON THE COMPANY'S ACTIVITIES DURING THE PERIOD, INCLUDING REFERENCES TO SIGNIFICANT EVENTS AFTER THE END OF THE PERIOD.


ALTO PALERMO S.A. (APSA) REPORTS ITS RESULTS FOR THE FIRST SIX MONTHS OF FISCAL YEAR 2003
--------------------------------------------------------------------------------

     BUENOS AIRES, FEBRUARY 10, 2003 - Alto Palermo S.A. (APSA) (BCBA: APSA,
     Nasdaq: APSA) and alternatively, the "Company", a company engaged in the possession, lease, management, development and acquisition of productive shopping centers, reports its results for the first six months of fiscal year 2003, ended December 31, 2002.

     The Financial Statements as of December 31, 2002 include the recognition of inflation effects and therefore they and Financial Statements as of December 31, 2001, were restated in constant currency as of their closing date using the wholesale price index which as of December 31, 2002 was 218.21.

     The net income for the six-month period was Ps. 52.8 million, which contrasts sharply with the Ps. 47.7 million loss for the same period of the previous year.

     As of December 31, 2002, total revenues were Ps. 53.2 million, i.e., 56.4% less than for the same period of the previous year.

     The gross profit for the period was Ps. 18.4 million, 71.0% less than the gross profit for the same period of the previous year.

     The consolidated operating result for the period showed a gain of Ps. 2.3 million, 87.5% less than the same period of the previous year. Nevertheless, the three-month period ended December 31, 2002 resulted in a Ps. 5.5 million gain in contrast to the Ps. 3.2 million loss registered in the three-month period ended September 30, 2002. Excluding Tarshop's negative results, the operating result for the period was a Ps. 7.3 million gain.

     Consolidated net income before interest, taxes, depreciation and amortization (EBITDA(1)) for the six-month period totaled Ps. 32.6 million, 40.7% less than the EBITDA for the same period of the previous year.


--------

(1) EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income

                            ALTO PALERMO S.A. (APSA)


COMMENTS ON THE OPERATIONS PERFORMED DURING THE QUARTER
-------------------------------------------------------------------------------

                In Spite of the default with multilateral credit entities, during the fourth quarter of 2002 the main economic and financial variables of the country continued showing certain stability which had commenced by mid 2002. The support provided by the end of the period by the seven most industrialized countries to attain an agreement with the International Monetary Fund for purposes of a short term refinancing of the principal maturities with such entities (finally executed on January 24), favored an improvement of the macroeconomic indicators. Notwithstanding, the political uncertainty arisen out of the political parties' conflicts in respect of the electoral schedule, prevented further stability and recovery of confidence by investors and consumers.

                The 10% appreciation of the Argentine Peso with respect to the U.S. Dollar during the quarter, which reached Ps. 3.37 per dollar (2) was in line with an active policy undertaken by the Central Bank of the Republic of Argentina concerning the repurchase of international reserves which, as of December 31, 2002 reached US$ 10,478 million, which fact contributed to mitigate the Peso revaluation trend generated by the strong commercial surplus. Further, the private sector bank deposits (net of the CEDROs variation) raised by Ps. 6,178 million during the last three months of the year. This was, to a large extent, due to the positive restoration of savers' confidence after the release of "frozen deposits" for amounts up to Ps. 7,000.

                In this same respect, the index measuring consumers' confidence reverted the negative trend shown since early 2001 to reach a 29.6% increase during the last quarter of 2002.



[GRAPHIC OMITTED]





  SOURCE: Centro de Investigacion en Finanzas of Universidad Torcuato Di Tella.



----------

(2) According to Banco de la Nacion Argentina selling exchange rate as of December 31, 2002.

                            ALTO PALERMO S.A. (APSA)


                On the other hand, retail inflation, which, during the first nine months of the year had seriously undermined consumers with a 39.7% increase, during the last three months of 2002, showed a significant deceleration, reaching an additional increase of only 0.9%.

                Another variable which positively affected our business was the increase of tourism in Argentina, which accumulated a 39.3% increase during the last quarter due to the social stability of the country and the foreign exchange convenience generated by the devaluated Argentine Peso. By means of strategic marketing actions, the Company was able to channel to its Shopping Centers the increased flow of tourists, a kind of public with higher purchasing power and higher average consumption.


                               [GRAPHIC OMITTED]



                  SOURCE: National Tourism and Sport Secretary

                In this way, our tenants' sales were significantly fostered during the three months ended December 31, 2002, causing them to reach their highest historic performance in nominal terms by totaling Ps. 271.5 million, equivalent to 51.9% more than the invoicing during the quarter ended December 31, 2001 and 13.9% higher than the invoicing during the quarter ended December 31, 2000.

                On the other hand, the improvement in our tenants' business caused no allowance to be created for bad debts (excluding the bad debt allowance provided by Tarshop transactions) and allowed us to recover Ps. 1.7 million of the amount previously provided for. This represents a considerable contrast with the Ps. 19.0 million loss provided for in the six month period ended December 31, 2001.

                In view of our tenants' revenues recovery, during this quarter we continue to apply the Referential Stabilization Coefficient ("CER") upon "pesified" agreements and reinstated the key money charge upon execution or renewal of lease agreements in our Shopping Centers.

                            ALTO PALERMO S.A. (APSA)

------------------------------------------------------------------------------------------------------------------------
            ALTO PALERMO S.A. (APSA)'S OPERATIONS EXCLUDING TARSHOP

                                                                 FISCAL YEAR 2003

                                          IQ AS OF                  IIQ AS OF                DIFFERENCE      TOTAL 1ER
                                       SEPTEMBER 30, 2002       DECEMBER 31, 2002               (%)
------------------------------------------------------------------------------------------------------------------------
Net Sales                                 19,932,237               21,339,037                    7.0        41,271,274
Gross Profit                               4,601,395                7,026,492                   52.8        11,627,887
Administrative expenses                   (2,097,644)              (3,186,932)                  52.0        (5,284,576)
Selling expenses                            (443,254)               1,441,732                 (425.3)          998,478
OPERATING INCOME                           2,060,497                5,281,291                  156.3         7,341,788


                With regard to the Funds From the Operations (FFO) (3), they increased to Ps. 36.6 million from Ps. (11.0) million recorded as of December 31, 2001 primarily due to a financial charge diminution.



--------

(3) FFOs calculated as the period's results before amortizations and depreciations, other net income and expenses and inflation exposure results.

                            ALTO PALERMO S.A. (APSA)

                         Principal Financial Indicators
           For the six-month periods ended December 31, 2002 and 2001
                              (IN ARGENTINE PESOS)

----------------------------------------------------------------------------------------------------------------
                                          AS OF DECEMBER 31,   AS OF DECEMBER 31,                     DIFFERENCE
                                                 2002                2001             CHANGE              (%)
----------------------------------------------------------------------------------------------------------------
SALES                                        53,171,902          122,090,965       (68,919,063)          (56.4)

EBITDA (1)                                   32,639,329           55,084,448       (22,445,119)          (40.7)
EBITDA per share                                  0.465                0.787            (0.322)          (40.9)

EBITDA Shopping Centers                      35,285,110           55,252,820       (19,967,710)          (36.1)
EBITDA Torres de Abasto                       (202,268)          (1,012,651)            810,383          (80.0)
EBITDA Tarshop S.A.                         (2,529,285)              879,494        (3,408,779)         (387.6)

Financial Charge (2)                         15,438,780           65,785,768       (50,346,988)          (76.5)
Financial Liabilities (3)                   286,673,968          573,566,403      (286,892,435)          (50.0)
EBITDA / Financial charge                          2.11                 0.84               1.27           151.2
Financial Liabilities /EBITDA (4)                  4.39                 5.21             (0.81)          (15.6)
Price per share (5)                               2.750                0.875              1.875           214.3
Shares Outstanding (Face Value $1,0          70,000,000           70,000,000                  -               -
Market Cap (6)                              192,500,000           61,250,000        131,250,000           214.3
Financial Liabilities / Market                     1.49                 9.36             (7.87)          (84.1)

FFO (7)                                      36,568,517         (11,038,681)         47,607,198         (431.3)
FFO per share                                     0.522              (0.158)              0.680         (430.6)
---------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD             52,772,835         (47,658,605)        100,431,440         (210.7)
---------------------------------------------------------------------------------------------------------------

(1) Net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.
(2) Include financial results generated by liabilities adjusted for inflation, less exchange differences.
(3) Financial Debt (net of accrued interests)
(4) EBITDA calculated on a yearly basis.
(5) Expressed in nominal terms according to the last price of the period in the Buenos Aires Stock Exchange.
(6) Outstanding shares at their market at the end of each period.
(7) Funds From the Operations calculated as the period's results before amortizations and depreciations, other net income and expenses and inflation exposure results.

                            ALTO PALERMO S.A. (APSA)

SUMMARY OF OPERATIONS
--------------------------------------------------------------------------------

MARKET EVOLUTION

                During 2002, a year which was marked by recession and a steep drop in domestic consumption, the Company was able to become better adapted to market fluctuations than competition and has attained good results. Our policy of permanent adjustment to customers' demands, together with the excellent quality of the Company's assets, customers' loyalty and preference for our Shopping Centers, have favored a better evolution of our lessee's sales as compared to that of other Shopping Centers.

                While the reduction in sales of other Shopping Centers' tenants during the first six months as compared to the same period of the previous year was 19.7%, the reduction in our tenants' sales amounted to 15.9%. On the other hand, during the second half, the increase in sales of competitors' renters was 26.6% while ours reached a 34.9% increase in sales(4).


SHOPPING CENTERS

                The tenants' sales for the six-month period ended December 31, 2002 were Ps. 488.8 million, 34.9% higher, in nominal terms, than the sales for the same period of the previous year.

               MONTHLY TENANT' SALES PERCENT VARIATION 2001-2002
  80

                                                                                                      +63
  60
                                                                                             +55

  40                                                                                 +36
                                                                            +27
                                                                  +25
  20
                                                         +7
                                                +4
%  0
                                        -5
                                -17
                        -15
 -20
                -28

 -40
       -40

 -60


       Jan      Feb     Mar     Apr     May     Jun      Jul      Aug       Sep      Oct     Nov      Dec


       Our tenants' average monthly sales per square meter for the six-month period totaled approximately Ps. 447.

       Our Shopping Centers received approximately 65.4 million visitors during the last twelve months.

       As of December 31, 2002, the average occupancy rate of our Shopping Centers was approximately 94.1%.


---------

(4) According to the comparison between the information derived from the Shopping Centers Research conducted by the National Institute of Statistics and Census and Company information.

                            ALTO PALERMO S.A. (APSA)


TARJETA SHOPPING

                During this quarter, Tarshop S.A., the credit card company in which the Company holds an 80% interest, had a 26.4% decrease in its credit card portfolio (including securitized receivables), from Ps. 71.6 million as of December 31, 2001 to Ps. 52.8 million as of December 31, 2002. In addition, the number of card holders decreased by 1,753 during this period, amounting to 148,619.

                Although Tarjeta Shopping revenues, which were affected by the Argentine financial crisis, experienced a 57.2% drop during the six month period from Ps. 27.8 million as of December 31, 2001 to Ps. 11.9 million as of December 31, 2002, Tarshop collection evidenced a 22.7% improvement in the bad debt allowance, from Ps. 7.5 million to Ps. 5.8 million, respectively. In addition, an improvement of the situation was evidenced in this respect during the last three months of 2002 as compared to the immediately preceding quarter, as the charge decreased by 64.2%.

                Tarjeta Shopping's share in credit card sales at Alto Palermo, Alto Avellaneda and Abasto de Buenos Aires as of December 31, 2002 was 4.8%, 29.4% and 16.3%, respectively. The credit cards activation rate is approximately 59%.


PROMOTIONAL ACTIVITIES

                During November, with a view to the forthcoming Christmas season, "La Fiesta de tus Suenos" promotion was launched at Los Altos, pursuant to which customers could obtain tickets for popular music band recitals. For this promotion Los Altos had 70% of the aggregate number of available tickets to allocate. Recitals were conducted at a full stadium.

                The day following termination of "La Fiesta de tus Suenos" promotion upon the available stock having been completely used up we undertook a new consumption incentive strategy, pursuant to which customers could choose either two bottles of wine or one bottle of champagne for purchases made. In terms of participation, this promotion was one of the most successful ones of the last few years.

                On the other hand, different actions were successfully implemented to attract the increasing tourists flow to our Shopping Centers. Included among them are the ones conducted at 3, 4 and 5 stars hotels, at the Buenos Aires cruise terminal, Ezeiza International Airport and those conducted together with tourism companies. Further national and international advertising campaigns were conducted and a Call Center was created to answer questions and receive applications for services such as free transfers.

                            ALTO PALERMO S.A. (APSA)


  BONUS$

                During the period, the Company successfully continued the "Bonus$" customer fidelity program. As of December 31, 2002, more than 713,000 cards had been issued under the program and approximately 123 thousand prizes had been awarded.


OTHER RELEVANT EVENTS
-------------------------------------------------------------------------------

  CONVERSION OF NOTES

                During January 2003, after the financial statements closing, holders of the Convertible Notes exercised their conversion right. The aggregate number of converted Notes amounted to 46,000 units of US$ 1 par value each while the number of common shares delivered in this respect amounted to 1,419,751 shares of Ps. 0.1 par value each.

                In this way, the amount of outstanding Convertible Notes is now US$ 49,954,000 while the number of common shares of the Company changed from 700,000,000 to 701,419,751 and the capital stock from 70,000,000 to 70,141,975.1, representing a 0.2% increase.


  STRUCTURED DEBT

                As advanced in the last Press Release dated November 11, 2002, during the three month period ended December 31, 2002, we continued the repurchase process of the Ps. 120 million APSA-SAPSA FRN due January 2005, repurchasing Ps. 17.9 million Nominal Value, which would have represented a Ps. 25.2 million debt as of December 31, 2002. The operation provided a Ps. 2.2 million financial profit to the Company during the quarter, further accumulating a Ps. 16.4 million profit during fiscal year 2003, net of issuance expenses.

                Further, on January 13, 2003 we paid off the principal coupon of the B-2 Series of the APSA-SAPSA FRN for an amount of Ps. 4.2 million plus the relevant CER adjustment. Furthermore, the interest coupons corresponding to A-2 and B-2 Series were paid on the same date.

                In this way, after the repurchase and principal payment, the outstanding amount (excluding accrued CER) is Ps. 13.3 million for the A-2 Series, Ps. 18.3 million for the B-2 Series and Ps.
                5.0 million for the B-1 Series.

                On the other hand, on January 15, 2003, the first interest payment of the US$ 50 million Notes Convertible into Company's shares was made, which consisted on a US$ 2.5 million payment, at the exchange rate prevailing as of such date.

                A detail of the situation of the Company's structured loans as of the date hereof (February 10, 2003) is included herein below:

                            ALTO PALERMO S.A. (APSA)


-------------------------------------------------------------------------------

COMPANY'S STRUCTURED LOANS (1)                           Currency    Amount
Ps. 85 Millions Note (Apr-05)                              Ps.        50.3
Ps. 120 Millions APSA-SAPSA FRN (Jan-05) (2)               Ps.        36.7
TOTAL                                                      PS.        87.0

Convertible Notes (Jan-06)                                 U$S        49,95
-------------------------------------------------------------------------------


     (1) Not including Tarshop's liabilities, liabilities related with Shopping Neuquen nor accrued interests.

     (2) Not including the accrued CER adjustment (1.4120).


       In connection with the Debt Schedule, it is established as follows:

                               DEBT SCHEDULE (1)
                               [GRAPHIC OMITTED]

                                        Millions of US$
                        2003                    0,5
                        2004                    1,5
                        2005                   24,0
                        2006                   49,5 CONVERTIBLE LOANS


     (1) Loans have been reexpressed in U.S. Dollars at the exchange rate of Ps.
     3.35 = US$ 1.00. Not including the accrued CER adjustment (1.4120) of the APSA-SAPSA FRN.


     IMPROVEMENT OF THE RISK RATING OF OUR STRUCTURED DEBT


     On January 28, 2003, Fitch Argentina Calificadora de Riesgo S.A., significantly raised the rating of the Ps. 85 million Bonds from CC(ARG) to BB(ARG). This rating improvement is due to the "cessation of the negative trend and commencement of a gradual recovery of the main business indicators as well as to a readjustment of the debt structure, which is substantially in its entirety concentrated in the long term. Such rating reflects its good market position, as well as the quality and location of its shopping centers portfolio" as, among other things, explained by the rating agency in the report issued thereby.

     On the other hand the rating agency Standard & Poor's kept its RACCC+ rating, with a negative trend.

                            ALTO PALERMO S.A. (APSA)


NEXT QUARTER'S PROSPECTS

  TENANTS' SALES

                As evidenced by the present trend, we expect the recovery of our tenants' sales to be consolidated. The increase in consumers' confidence, the appreciation of the Argentine Peso, the deceleration of inflation and the increasing tourists flow, are signals which we expect to positively impact upon retail consumption during the next quarter. This notwithstanding, an electoral process and a government change without major unexpected downturns will be necessary so as not to curtail consumers' expectations.


  OUR BUSINESS TRANSACTIONS

                If our tenants' sales continue improving, our revenues may be in line with such increase due to the "Percentage Rent" collected from our tenants and the increase in the "key money" required for the renewal or execution of new agreements. Further, it will enable us to extend the CER application to all our tenants.

                            ALTO PALERMO S.A. (APSA)


2. CONSOLIDATED SHAREHOLDERS' EQUITY STRUCTURE AS COMPARED WITH THE SAME PERIOD FOR THE THREE PREVIOUS YEARS.

                                                  31.12.2002       31.12.2001        31.12.2000       31.12.1999
                                                      Ps.              Ps.              Ps.               Ps.
                                                ---------------- ----------------  ---------------  ----------------
       Current assets                               67,836,281      145,193,516      203,113,999       227,606,487
       Non-current assets                        1,042,586,078    1,316,427,343    1,218,265,398     1,180,041,831
                                                ---------------- ----------------  ---------------  ----------------
       Total                                     1,110,422,359    1,461,620,859    1,421,379,397     1,407,648,318
                                                ================ ================  ===============  ================

       Current liabilities                          68,254,501      360,051,794      215,941,375       581,121,556
       Non-current liabilities                     304,096,267      411,778,972      469,021,728        98,431,441
                                                ---------------- ----------------  ---------------  ----------------
       Subtotal                                    372,350,768      771,830,766      684,963,103       679,552,997
                                                ---------------- ----------------  ---------------  ----------------
       Minority interest                            14,652,125       19,515,147       20,803,929        23,456,840
       Shareholders' equity                        723,419,466      670,274,946      715,612,365       704,638,481
                                                ---------------- ----------------  ---------------  ----------------
       Total                                     1,110,422,359    1,461,620,859    1,421,379,397     1,407,648,318
                                                ================ ================  ===============  ================


3. CONSOLIDATED INCOME STRUCTURE AS COMPARED WITH THE SAME PERIOD FOR THE THREE PREVIOUS YEARS.

                                                  31.12.2002       31.12.2001        31.12.2000       31.12.1999
                                                      Ps.              Ps.              Ps.               Ps.
                                                ---------------- ----------------  ---------------  ----------------
       Operating income                              2,313,073       18,515,394       41,465,843        46,222,071
       Net (loss) income in equity investments      (2,408,809)      (1,238,887)      (2,658,987)           80,312
       Financial results, net                       39,764,242      (63,023,471)     (30,652,111)      (27,848,360)
       Other income (expense), net                  11,909,983       (3,206,140)        (878,406)        1,024,214
       Income tax                                     (422,249)      (1,386,154)      (3,286,081)      (15,496,220)
       Minority interest                             1,616,595        2,680,653         (218,029)         (945,349)
                                                ---------------- ----------------  ---------------  ----------------
       Net income (loss)                            52,772,835      (47,658,605)       3,772,229         3,036,668
                                                ================ ================  ===============  ================


4.   STATISTICAL DATA AS COMPARED WITH THE SAME PERIOD OF THE THREE PREVIOUS
     YEARS.

     Not applicable.

                            ALTO PALERMO S.A. (APSA)


5.   KEY RATIOS AS COMPARED WITH THE SAME PERIOD OF THE THREE PREVIOUS YEARS.

                                        31.12.2002          31.12.2001          31.12.2000          31.12.1999
                                           Ps.                 Ps.                 Ps.                 Ps.
                                     -----------------   -----------------   -----------------   -----------------
       Liquidity

       Current assets                     67,836,281         145,193,516         203,113,999         227,606,487
                                     -----------------   -----------------   -----------------   -----------------
       Current liabilities                68,254,501         360,051,794         215,941,375         581,121,556

       Ratio                              0.99                 0.40                0.94                0.39

       Indebtedness

       Total liabilities                 372,350,768         771,830,766         684,963,103         679,552,997
                                     -----------------   -----------------   -----------------   -----------------
       Shareholders' equity              723,419,466         670,274,946         715,612,365         704,638,481

       Ratio                              0.51                 1.15                0.96                0.96


6.   BRIEF COMMENT ON THE FUTURE PERSPECTIVES FOR THE ENSUING QUARTER

     See item 1.

                    INFORMATION REQUIRED BY SECTION 68 OF THE
                     BUENOS AIRES STOCK EXCHANGE REGULATIONS
                 UNAUDITED BALANCE SHEET AS OF DECEMBER 31, 2002


1. SPECIFIC AND SIGNIFICANT LEGAL SYSTEMS THAT IMPLY CONTINGENT LAPSING OR REBIRTH OF BENEFITS ENVISAGED BY SUCH PROVISIONS.

       None.

2. SIGNIFICANT CHANGES IN THE COMPANY'S ACTIVITIES AND OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS INCLUDED IN THE FINANCIAL STATEMENTS, WHICH AFFECT THEIR COMPARISON WITH FINANCIAL STATEMENTS FILED IN PREVIOUS YEARS, OR THAT COULD AFFECT THOSE TO BE FILED IN FUTURE FINANCIAL YEARS.

       None.

3.       CLASSIFICATION OF RECEIVABLES AND LIABILITIES.

a)       Past due receivables:

             ========================================================================================================
                                                  30.09.02      30.06.02     31.03.02      31.12.01        Total
                                                     Ps.          Ps.          Ps.           Ps.            Ps.
             --------------------------------------------------------------------------------------------------------
             Accounts receivable, net              2,431,520    1,970,899            -              -     4,402,419
             ========================================================================================================


b)       Past due payable:

             ========================================================================================================
                                                  30.09.02      30.06.02      31.03.02      31.12.01       Total
                                                     Ps.           Ps.           Ps.          Ps.           Ps.
             --------------------------------------------------------------------------------------------------------
             Trade accounts payable                  382,168             -       358,680    2,107,537     2,848,385
             ========================================================================================================

    c)   Receivables and liabilities with no fixed term:

                                                                                                       31.12.02
                                                                                                          Ps.
                                                                                                    ----------------
             Other receivables and prepaid expenses                                                       1,805,919
             Related parties                                                                              2,433,887
             Other liabilities                                                                            1,500,000

                            ALTO PALERMO S.A. (APSA)



       d)    Current receivables to mature:

             ==========================================================================================================
                                                  31.03.03       30.06.03      30.09.03      31.12.03        Total
                                                     Ps.           Ps.            Ps.           Ps.           Ps.
             ----------------------------------------------------------------------------------------------------------
             Accounts receivable, net               4,942,045        593,250     1,249,278       162,579     6,947,152
             ----------------------------------------------------------------------------------------------------------
             Other                                  1,867,517     11,637,268        65,805       509,442    14,080,032
             ==========================================================================================================

       e)    Non-current receivables to mature:

             ==========================================================================================================
                                                  31.12.04       31.12.05      31.12.06      31.12.07        Total
                                                     Ps.           Ps.            Ps.           Ps.           Ps.
             ----------------------------------------------------------------------------------------------------------
             Accounts receivable, net                 119,557        117,640       135,756       856,077     1,229,030
             ----------------------------------------------------------------------------------------------------------
             Other                                    115,280      4,718,620        19,747    17,881,818    22,735,465
             ==========================================================================================================

f)       Current liabilities to mature:

             ===========================================================================================================
                                                   31.03.03      30.06.03      30.09.03       31.12.03        Total
                                                     Ps.            Ps.           Ps.           Ps.            Ps.
             -----------------------------------------------------------------------------------------------------------
             Trade accounts payable                 2,805,063       359,882       423,620      1,073,809     4,662,374
             -----------------------------------------------------------------------------------------------------------
             Customer advances                      2,706,675     1,988,708     1,885,210      1,746,300     8,326,893
             -----------------------------------------------------------------------------------------------------------
             Short-term debt                        7,937,740     1,075,947             -      5,317,810    14,331,497
             -----------------------------------------------------------------------------------------------------------
             Salaries   and   social   security       383,473        65,190       420,104              -       868,767
             -----------------------------------------------------------------------------------------------------------
             Taxes payable                          3,138,886         9,173         9,312      1,592,700     4,750,071
             -----------------------------------------------------------------------------------------------------------
             Other liabilities                         64,029        52,668        52,668        441,765       611,130
             ===========================================================================================================

       g)     Non-current liabilities to mature:

             ============================================================================================================
                                                   31.12.04      31.12.05       31.12.06      31.12.07        Total
                                                     Ps.            Ps.           Ps.            Ps.           Ps.
             ------------------------------------------------------------------------------------------------------------
             Trade accounts payable                 1,080,444     1,080,445      1,080,445     1,643,334      4,884,668
             ------------------------------------------------------------------------------------------------------------
             Customer advances                      3,745,710     2,705,738      2,054,907    15,503,867     24,010,222
             ------------------------------------------------------------------------------------------------------------
             Long-term debt                                 -    69,067,333    168,500,000             -    237,567,333
             ------------------------------------------------------------------------------------------------------------
             Other liabilities                      2,429,824       210,667        210,667       380,690      3,231,848
             ============================================================================================================

                            ALTO PALERMO S.A. (APSA)


4.       CLASSIFICATION OF RECEIVABLES AND LIABILITIES.

a)       Accounts receivable, net:

                                                                                                          Ps.
                                                                                                    ----------------
             Current
                Local currency                                                                 (1)      11,349,571

             Non-current
                Local currency                                                                 (1)       1,229,030

(1) Does not accrue interest, except for Ps. 1,494,069 that accrue interest at a variable market rate.

b)       Other receivables and prepaid expenses:

             Current
                Local currency                                                                 (1)        15,705,421
                Foreign currency                                                               (2)           180,530
             Non-current
                Local currency                                                                 (1)        22,735,465
                Foreign currency                                                               (2)      (64,451,250)

(1) Does not accrue interest, except for Ps. 13,477,046 that accrue interest at a fixed rate.
(2) Includes receivable and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c. (ii)

c)       Trade accounts payable:

             Current
                Local currency                                                                 (1)        6,335,192
                Foreign currency                                                               (2)        1,175,567

             Non-current
                Foreign currency                                                               (2)        4,884,668

(1)      Does not accrue interest.
(2)      Accrue interest at a variable market rate.

                            ALTO PALERMO S.A. (APSA)


d)       Customer advances:

                                                                                                     Ps.
                                                                                               -----------------
             Current
                Local currency                                                            (1)        8,326,893

             Non-current
                Local currency                                                            (1)       24,010,222


             (1)  Does not accrue  interest,  except for Ps.  9,865,258 that accrue  interest at a variable  market rate.


e)       Short-term and long-term debt:

             Short-term debt
                Local currency                                                            (1)        5,770,784
                Foreign currency                                                          (1)        8,560,713

             Long-term debt
                Local currency                                                            (1)       69,067,333
                Foreign currency                                                          (1)      168,500,000

         (1) Accrue interest at a fixed and variable market rate.

f)       Salaries and social security payable:

             Current
                Local currency                                                                         868,767

             Does not accrue interest.

g)       Taxes payable:

             Current
                Local currency                                                                       4,750,071

             Does not accrue interest.

                            ALTO PALERMO S.A. (APSA)


h)       Related parties:

                                                                                                     Ps.
                                                                                               -----------------
             Current
                Local currency                                                             (1)       2,433,887


            (1)      Does not accrue interest, except Ps. 2,072,479 that accrue interest at a fixed rate.



i)            Other liabilities:


             Current
                Local currency                                                                         611,130

             Non-current
                Local currency                                                                       4,731,848

             Does not accrue interest.


5.       RELATED PARTIES.

       See Notes 2.b. b.2. and 5 and Schedule C of unaudited financial statements.

6.       LOANS TO DIRECTORS.

       None.

7.       PHYSICAL INVENTORIES OF STOCK.

       See Note 2.c. of unaudited financial statements.

8.       CURRENT VALUES.

       See Notes 2.c. and 2.d. of unaudited financial statements.

9.       APPRAISAL REVALUATION OF ASSETS.

       See Note 2.d. of unaudited financial statements.

                            ALTO PALERMO S.A. (APSA)


10.      OBSOLETE UNUSED FIXED ASSETS.
         -----------------------------

       None.

11.      EQUITY INTERESTS IN OTHER COMPANIES IN EXCESS OF THAT PERMITED BY
         -----------------------------------------------------------------
         SECTION 31 OF LAW NO. 19,550.
         -----------------------------

        Not applicable.

12.      RECOVERY VALUES.
         ----------------

       Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.      INSURED ASSETS.
         ---------------

       =========================================================================================================
                                                   Insured       Accounting
                    Insured assets                 amounts         values                Risk covered
                                                     Ps.             Ps.
       ---------------------------------------------------------------------------------------------------------
       Abasto Shopping and premises                122,000,000     212,056,235 Fire and civil responsibility.
       Contents                                      (1)                       Full risk.
       ---------------------------------------------------------------------------------------------------------
       Alto Palermo Shopping                        65,000,000     254,874,000 Fire and civil responsibility.
       Contents                                      (1)                       Full risk.
       ---------------------------------------------------------------------------------------------------------
       Paseo Alcorta Shopping                       55,000,000      74,038,866 Fire and civil responsibility.
       Contents                                      (1)                       Full risk.
       ---------------------------------------------------------------------------------------------------------
       Alto Avellaneda Shopping                     60,000,000      95,063,791 Fire and civil responsibility.
       Contents                                      (1)                       Full risk.
       ---------------------------------------------------------------------------------------------------------
       Patio Bullrich Shopping                      55,000,000     130,085,446 Fire and civil responsibility.
       Contents                                      (1)                       Full risk.
       =========================================================================================================

(1) There is an insurance police for US$ 4,000,000 which covers the contents of the shopping centers without distinction.

     In our opinion, the above-described policies adequately cover current risks.

       See Note 1 of unaudited consolidated financial statements.

14. ALLOWANCES AND PROVISIONS THAT, TAKEN INDIVIDUALLY OR AS A WHOLE, EXCEED 2% OF THE SHAREHOLDERS' EQUITY.
         -----------------------------------------------------------------

       See Schedule E.

15. CONTINGENT SITUATIONS AT THE DATE OF THE FINANCIAL STATEMENTS WITH PROBABILITIES OF OCCURRING THAT ARE NOT REMOTE AND WHOSE EFFECTS ON THE EQUITY OF THE COMPANY HAVE NOT BEEN GIVEN ACCOUNTING RECOGNITION.

       Not applicable.

16. STATUS OF THE PROCEEDINGS LEADING TO THE CAPITALIZATION OF IRREVOCABLE CONTRIBUTIONS TOWARDS FUTURE SUBSCRIPTIONS.
         ---------------------------------------------------------------


       Not applicable.

                            ALTO PALERMO S.A. (APSA)


17.      UNPAID ACCUMULATED DIVIDENDS ON PREFERRED SHARES.
         -------------------------------------------------

       Not applicable.

18.      RESTRICTIONS ON DISTRIBUTION OF PROFITS.
         ----------------------------------------

       See Note 12 of unaudited financial statements.


BUENOS AIRES, FEBRUARY 10, 2003.




                                                         Eduardo Sergio Elsztain
                                                                President

                            ALTO PALERMO S.A. (APSA)


    Free translation from the original prepared in Spanish for publication in
                                   Argentina

                         INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Shareholders of ALTO PALERMO S.A. (APSA)

1. We have reviewed the balance sheets of Alto Palermo S.A. (APSA) at December 31, 2002 and 2001 and the related statements of income, of changes in shareholders' equity and of cash flows for the six-month periods then ended, as well as the supplementary Notes 1 to 12 and Schedules A through I. In addition, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) and subsidiaries for the six-month periods then ended. These financial statements are the responsibility of the Company's management.

2. We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. The Company has prepared the financial statements following the valuation criteria established by the Comision Nacional de Valores , which as explained in Note 1.c) differ from certain aspect of prevailing accounting standards in Argentina. The effect on the financial statements arising from the different valuation criteria have not been quantified by the Company and we have not been able, through the performance of other auditing procedures, to estimate the impact on the financial statements of this divergence from professional accounting standards in Argentina.

4. Furthermore, as mentioned in Note 1 of consolidated financial statements, at December 31, 2002 the Company was not in compliance with certain financial ratios required by the Trust Agreement signed for the issue of the Notes for Ps. 85 million. As a result, the Company and its subsidiaries are not able to incur additional indebtedness for so long as such covenant violation is in existence. Additionally, the Company was not in compliance with certain financial ratios that authorized the holders of at least 51% of the principal of the Senior Notes, after certain notifications, to accelerate their maturity. On February 10, 2003 the Company obtained a limited waiver from the holders of the Senior Notes with respect to such covenants violations.

      At December 31, 2002 total principal, CER plus accrued interest owed relating to the Senior Notes amounts to Ps. 58.6 million of which Ps.
      49.3 million are disclosed in long-term debt in the consolidated financial statements.

                            ALTO PALERMO S.A. (APSA)

5. As detailed in note 1 to the consolidated financial statements, as a result of the economic crisis in Argentina, the period under consideration was affected by the measures adopted by the National Government. The future evolution of the crisis may require that the Government to modify some of the measures adopted or issue additional regulations. Consequently, the Company's financial statements must be read in the light of these circumstances.


6. Based on the work done and on our audit of the financial statements of the Company for the years ended June 30, 2002 and 2001, of which we issued our unqualified opinion on September 9, 2002, we report that the financial statements of Alto Palermo S.A. (APSA) as of December 31, 2002 and 2001 and the consolidated financial statements at those dates, prepared in accordance with accounting standards of the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we have become aware and regarding of them we have no observations to make other than those mentioned in paragraph 3.

7.    In accordance with current regulations, we report that:

      a) The financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed in the "Inventory and Balance Sheets" book, and comply with the requirements of Commercial Companies Law and the relevant resolutions of the Comision Nacional de Valores;

      b) the financial statements of Alto Palermo S.A. (APSA) arise from accounting records carried in all formal respects in accordance with legal requirements;

      c) we have read the business overview report and the additional information to the notes to the financial statements required by
         Section 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

      d) at December 31, 2002, the debt accrued by Alto Palermo S.A. (APSA) towards the Integrated Pensions and Survivors' Benefit System according to accounting records amounted to Ps. 344,221, which is not yet due.


BUENOS AIRES
FEBRUARY 10, 2003

                                             PRICE WATERHOUSE & Co.


                                                              (Partner)
                                     ----------------------------------
                                            Carlos Martin Barbafina
                                           Public Accountant (U.C.A.)
                                   C.P.C.E. C.A.B.A. T(degrees)175 F(degrees)65
                                     Professional Registration of the Firm
                                    C.P.C.E. C.A.B.A. T(degrees)1 F(degrees)1

                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

                                                     ALTO PALERMO S.A. (APSA)


                                                     By:  /S/ Saul Zang
                                                          ---------------------
                                                          Name: Saul Zang
                                                          Title: Director





Dated: February 21, 2003